Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

Paul Hastings

03 JUL 11 AM 7:21



03024471

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
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Washington, D.C.

(213) 683-6107
toshiyukiarai@paulhastings.com

July 10, 2003

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of May, 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED ON MAY , 2003

1. Notification of Change in Directors, May 9 2003 (Exhibit 1). (English translation attached).

2. Notice of Closing Kiroro Golf Club May 9, 2003 (Exhibit 2) (English translation attached).

3. Notice of Restructuing YAMAHA METANIX CORPORATION May 9, 2003 (Exhibit 3) (English translation attached).

4. Notice of Intent to Repurchase Shares of Treasury Stock May 9, 2003 (Exhibit 4) (English translation attached).

5. Brief Statement of Annual Financial Results and Forecast dated May 9, 2003 (Exhibit 5) (English translation attached).

6. Handout for Presentation of Financial Statements for Fiscal Year 2003 , dated May 12, 2003 (Exhibit 6) (English translation attached)

03 JUL 11 AM 7:21

Exhibit 1

平成１５年３月期決算短信別紙

ヤマハ株式会社

役員の異動

来る６月２６日開催の当社第１７９期定時株主総会及びその後の取締役会決議により、次の通り役員の異動を行う予定であります。

１．取締役・監査役の異動

（１）新任取締役候補

取締役　長谷川　至（現　ヤマハ発動機株式会社代表取締役社長）※１

取締役　牧野時久（現　当社執行役員経理・財務部長）

（２）退任予定取締役

現　常務取締役　和智正忠（当社顧問就任予定）

現　常務取締役　江川宣之（当社顧問就任予定）

（３）昇格予定

常務取締役　加藤博万（現　当社取締役半導体事業部、事業開発本部担当）

（４）新任監査役候補

監査役（非常勤）　三浦州夫（弁護士）※２

監査役（非常勤）　和久田　晴比古（現　ヤマハ発動機株式会社取締役）※２

（５）退任予定監査役

現　監査役（非常勤）鈴木重文

現　監査役（非常勤）中村公之

※１　長谷川至は、商法第１８８条第２項第７号ノ２に定める社外取締役の候補者であります。

※２　三浦州夫、和久田晴比古の両名は、株式会社の監査等に関する商法の特例に関する法律第１８条第１項に定める社外監査役の候補者であります。

２．執行役員の異動

（１）新任執行役員候補

執行役員　加茂幸助（現　当社法務・知的財産部長）

執行役員　富樫恒樹（現　ヤマハ楽器音響（中国）投資有限公司総経理）

執行役員　新美幸二（現　当社事業開発本部長）

執行役員　岡部比呂男（現　当社管・教育楽器事業部長）

（２）退任予定執行役員

現　執行役員　牧野時久

（３）昇格予定

上席執行役員　梅村　充（現　当社執行役員楽器事業本部長）

以上

Exhibit 1

May 9,2003

Company Name:	YAMAHA CORPORATION
Representative Director:	Shuji Ito, President
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka, Japan
Code Number:	7951
Contact:	Corporate Communication Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

Notification of Change in Directors

At the 179th regular general meeting of shareholders and the meeting following thereafter of the Board of Directors of YAMAHA CORPORATION to be held on June 26, 2003, the following changes in directors are expected to be enacted:

1. Proposed Changes in Directors and Auditors

(1) Candidates for Newly-appointed Directors

Director	Toru Hasegawa (President and Representative Director of Yamaha Motor Co., Ltd.)[1]
Director	Tokihisa Makino (Executive Officer, General Manager of Accounting & Finance Division)

(2) Outgoing Directors

Masatada Wachi (Managing Director)
To serve as corporate adviser for YAMAHA CORPORATION
Noriyuki Egawa (Managing Director)
To serve as corporate adviser for YAMAHA CORPORATION

(3) Candidate for Promotion

Managing Director	Hirokazu Kato (Director, General Manager of Semiconductor Division, Business Development Division Supervisor)

(4) Candidates for Newly-appointed Auditors

Auditor (adjunct)	Kunio Miura (Lawyer)[2]
Auditor (adjunct)	Haruhiko Wakuda (Director of Yamaha Motor Co., Ltd.)[2]

(5) Outgoing Auditors

Shigefumi Suzuki (Adjunct Auditor)
Kimiyuki Nakamura (Adjunct Auditor)

2. Proposed Changes in Executive Officers

(1) Candidates for Newly-appointed Executive Officers

Executive Officer	Kosuke Kamo (General Manager of Legal and Intellectual Property Division)
Executive Officer	Tsuneki Togashi (President and General Manager of Yamaha Music & Electronics(China) Co., Ltd.)
Executive Officer	Koji Niimi (General Manager of Business Development Division)
Executive Officer	Hiroo Okabe (General Manager of Band & Orchestral Instruments Division)

(2) Outgoing Executive Officer

Tokihisa Makino (Executive Officer)

(3) Candidate for Promotion

Senior Executive Officer	Mitsuru Umemura (Executive Officer and Senior General Manager of Musical Instruments Group)

* Positions in parentheses are current positions.

[1] Toru Hasegawa is a candidate for external director in accordance with Article 188, Item 2, Paragraph 7, Subsection 2, of the Commercial Code of Japan.
[2] Kunio Miura and Haruhiko Wakuda are candidates for external auditor in accordance with Article 18, Paragraph 1, of the Commercial Code of Japan regarding corporate auditors.

Exhibit 2

03 JUL 11 AM 7:21

2003年5月9日

各　　位

会 社 名　ヤ マ ハ 株式会社
代表者名　取締役社長　伊藤修二
（コード番号 7951 東証第1部）

「キロロゴルフクラブ」閉鎖の決定について

当社は、リゾート施設運営子会社である株式会社キロロアソシエイツが運営する「キロロゴルフクラブ（北海道余市郡）」を２００３年１０月末のシーズン終了をもって閉鎖することを決定いたしました。

今回の決定は、現在の経済情勢及び、北海道内ゴルフ場の低価格化傾向が続く環境認識の下、今後の売上見通し、中期的な営業キャッシュフローの黒字化の可能性を検討した結果、事業の選択と集中の観点から閉鎖することが妥当との判断に至ったものです。

尚、閉鎖に伴う特別損失１０億４千万円を、２００３年３月期決算に計上いたしました。

記

1．概　要

運営会社　株式会社キロロアソシエイツ
　　北海道余市郡赤井川村字常盤１２８－１
　　資本金　２億８０００万円　（ヤマハ株式会社１００％出資）
　　代表取締役社長　中島　弘（ナカシマ　ヒロム）

施　設　キロロゴルフクラブ
　　１９９３年7月オープン　１８ホール　面積1，４１８千㎡

所在地　北海道余市郡赤井川村字富田１４８－１

業　績　ゴルフ場売上　２億１千万円　（２００２年３月期）
　　１億８千万円　（２００３年３月期）
　　利用者数　２万１千人　（２００２年３月期）
　　１万９千人　（２００３年３月期）

会員数　１８４名

営業終了　２００３年１０月末

従業員　正社員７名　キャデイを含む正社員以外の従業員６３名　計７０名
　　運営子会社内にて、職種転換も含めた最大限の雇用確保の努力をいたします。

＊今回の決定はゴルフクラブに限るものであり、スキー場、宿泊施設等の他の施設は、これまで通り運営してまいります。

2．問合せ先

ヤマハ株式会社　広報部　コーポレート・コミュニケーショングループ
TEL　０３－５４８８－６６０１

以上

Exhibit 2

May 9, 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Code Number:	7951
Contact:	Corporate Communication Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

YAMAHA to Close Kiroro Golf Club

On October 31, 2003, YAMAHA CORPORATION will close the Kiroro Golf Club, located in Yoichi-gun, Hokkaido, and managed by Kiroro Associates, Inc., one of YAMAHAs resort management subsidiaries.

In light of the current economic downturn, the continuing decline in Hokkaidos golf course admission prices, and the need to selectively allocate resources within the Group, YAMAHA decided to close the resort after determining that there was little potential for increasing sales and restoring medium-term positive cash flows.

As a result of the closure, YAMAHA recorded a special loss of ¥1,040 million for the fiscal year ended March 31, 2003.

Corporate Profile

Resort name:	Kiroro Golf Club Opened in July 1993 18 holes Area: 1,418,000 ㎡
Location:	148-1 Aza-tomita, Akaigawa-mura, Yoichi-gun, Hokkaido, Japan
Management Subsidiary:	Kiroro Associates, Inc. 128-1 Aza-tokiwa, Akaigawa-mura, Yoichi-gun, Hokkaido, Japan Capital: ¥280 million (100% invested by YAMAHA) President and Representative Director: Mr. Hiromu Nakashima
Business Performance:	Sales totaled ¥210 million in fiscal 2002 and ¥180 million in fiscal 2003 Guests numbered 21,000 in fiscal 2002 and 19,000 in fiscal 2003
Number of Members:	184
Resort Closure:	October 31, 2003
Employees:	7 YAMAHA employees; 63 contract employees

YAMAHA is making every effort to retain Kiroro employees by transferring them to other Group companies where possible.

*This decision affects only the golf club and will not affect YAMAHA ski resorts or other lodging facilities.

Exhibit 3

03 JUL 11 AM 7:21

2003年5月9日

各　　位

会 社 名　ヤ マ ハ 株式会社
代表者名　取締役社長　伊藤修二
(コード番号 7951 東証第1部)

ヤマハメタニクス㈱(電子金属事業子会社)の再建について

当社100%出資子会社のヤマハメタニクス株式会社(本社:静岡県磐田市　社長:椛島　尚貴)は、リードフレーム材や、ブラウン管に使用するシャドウマスク用材料のインバー材等の電子金属材料を手掛け、事業展開をして参りました。しかしながら、インバー材事業については、参入時とは異なり液晶パネルの大型化と供給過剰により、インバー材を使用したブラウン管需要が伸び悩み、単価下落と相まって大幅な損益悪化を招き、前期末には債務超過に陥りました。

当社は、同社の生産構造改革の実施、主力のリードフレーム材料を中心に銅系材料等の強化および財務体質の強化により損益改善が見込めるとの判断から、本日開催の取締役会において下記の通り同社の再建策を決定しましたのでお知らせいたします。



1．再建策の概要

1）事業撤退　：インバー材の生産及び販売からの撤退（生産は７月で終了予定）
　　生産拠点　：静岡県磐田市新貝２６３０
　　売上高　　：インバー材売上約３０億円（２００３年３月期実績）
　　生産設備　：インバー材生産設備については他の製品への転用を検討
　　従業員　　：撤退に伴い従業員４８名（ヤマハ㈱よりの出向者）を原則としてグループ内にて配置転換の予定
　　※なお、連結業績に与える影響は軽微であります。

2）増資引受　：下記内容にて増資の引き受けを予定
　　増資払込額：３５億円
　　増資目的　：増資後、資本減少等により累損を一掃

2．ヤマハメタニクス株式会社の概要

社　名：ヤマハメタニクス株式会社　　１９９１年設立
所在地：静岡県磐田市新貝２６３０　代表取締役社長：椛島　尚貴
資本金：２５億円（ヤマハ㈱１００％出資）
事　業：電子金属材料及び加工品の製造・販売
従業員：２９７名（２００３年3月末）　売上高：約１４５億円（２００３年３月期実績）

3．問合せ先　　ヤマハ株式会社　広報部　コーポレート・コミュニケーショングループ
　　TEL 03−5488−6601

以上

Exhibit 3

May 9, 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Code Number:	7951
Contact:	Corporate Communication Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

Restructuring YAMAHA METANIX CORPORATION

YAMAHA METANIX CORPORATION (Hereafter the Company ; Head office: Iwata-shi, Shizuoka-ken; President: Naoki Kabashima), a wholly owned subsidiary of YAMAHA CORPORATION, was established to manufacture and sell electronic metals, including lead frames and invar shadow masks for use in cathode-ray tubes. However, growth in demand for such tubes has stagnated due to the flooding of the market by large-screen liquid crystal panels which were not yet popular when the Company s invar business was launched. This, combined with a decline in unit prices for invar materials, has manifested in a substantial loss and, at the end of fiscal 2003, a net capital deficiency.

Determined to restore profitability by reinforcing the Company s financial system, strengthening operations related to the copper materials used in its core lead-frame products, and restructuring its manufacturing system, YAMAHA reached an agreement at its Board of Directors Meeting, held on May 9, 2003, to restructure YAMAHA METANIX as follows.

1. Restructuring Plan

1. Business Closure: Withdrawal from invar manufacturing and sales (manufacturing will continue until July 2003)

Factory location:	2630 Shingai, Iwata-shi, Shizuoka-ken, 438-0025 Japan
Sales:	Sales of invar materials amounted to approximately ¥3.0 billion in fiscal 2003.
Manufacturing facilities:	The manufacturing facilities of the invar materials to allow for the production of other products is under consideration.
Employees:	As a result of the withdrawal, 48 employees (YAMAHA employees working at YAMAHA METANIX) will be transferred to different positions within the Group.

*The business withdrawal will not have a significant impact on YAMAHA s consolidated performance.

2. Increase in capital: Paid-in capital is to be increased as shown below.

Amount of increase: ¥3.5 billion
Removal of accumulated loss: The resulting increase in capital will be used to eliminate accumulated losses.

2. Corporate Profile

YAMAHA METANIX CORPORATION Established in 1991

Location:	2630 Shingai, Iwata-shi, Shizuoka-ken, 438-0025 Japan
Representative:	Naoki Kabashima
Capital:	¥2.5 billion (100% invested by YAMAHA)
Business fields:	Sale and production of electronic metals and processed products
Employees:	297 (on March 31, 2003)
Sales:	Approximately ¥14.5 billion (fiscal 2003)

Exhibit 4

平成１５年５月９日

各　　位

会 社 名　ヤ　マ　ハ 株式会社
代表者名　取締役社長　伊藤修二
（コード番号 ７９５１ 東証第１部）

自己株式の取得枠設定に関するお知らせ

（商法第２１０条に基づく自己株式の取得枠の設定）

当社は、平成１５年５月９日開催の取締役会において、商法第２１０条の規定に基づく自己株式の取得枠の設定について、平成１５年６月２６日開催予定の当社第１７９期定時株主総会に提案することを決議いたしましたのでお知らせいたします。

記

１．自己株式の取得枠設定を行う理由

経営環境の変化に対応した機動的な資本政策の遂行を可能とするため、商法第２１０条の規定に基づき自己株式の取得枠を設定するものであります。

２．取得枠の内容

（１）取得する株式の種類　　当社普通株式
（２）取得する株式の総数　　２，０００万株（上限）
（３）株式の取得価額の総額　３００億円（上限）

(注) 上記の内容については、平成１５年６月２６日開催予定の当社第１７９期定時株主総会において、「自己株式取得の件」が承認可決されることを条件といたします。

お問い合わせ先
広報部コーポレート・コミュニケーショングループ
０３－５４８８－６６０１

以　　上

Exhibit 4

May 9, 2003

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Address:	Nakazawa-cho 10-1, Hamamatsu, Shizuoka
Code Number:	7951
Contact:	Corporate Communication Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

Notice of Intent to Repurchase Shares of Treasury Stock

(Repurchase of treasury stock pursuant to Article 210 of the Commercial Code)

At the Board of Directors Meeting on May 9, 2003, YAMAHA resolved to repurchase shares of treasury stock pursuant to Article 210 of the Commercial Code.

1. Reason for repurchasing shares of treasury stock

To facilitate the pursuit of a flexible capital policy that is responsive to changes in our operating environment, we will repurchase shares of treasury stock pursuant to Article 210 of the Commercial Code.

2. Details

(a) Type of shares to be repurchased:	shares of YAMAHA's common stock
(b) Number of shares to be repurchased:	upper limit 20 million shares
(c) Aggregate purchase price:	upper limit ¥30 billion

Note: The proposed repurchase outlined above is subject to the approval of the Company's shareholders, who will convene to discuss "the repurchase of shares of treasury stock" at the 179th Annual General Meeting of Shareholders to be held on June 26, 2003.

Exhibit 5

平成 15年 3月期　決算短信（連結）

平成 15年 5月 9日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県　静岡県
（URL　http://www.yamaha.co.jp/ir/report/）
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　執行役員 経理・財務部長　氏名　牧野時久　TEL (053) 460 - 2141
決算取締役会開催日　平成 15年 5月 9日
米国会計基準採用の有無　無

１．15年 3月期の連結業績（平成 14年 4月 1日 ～ 平成 15年 3月 31日）

(1)連結経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	524,763	4.0	32,043	190.1	33,839	340.6
14年 3月期	504,406	△ 2.8	11,043	△ 52.0	7,680	△ 60.1

	当期純利益		１株当たり当期純利益	潜在株式調整後１株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	17,947	―	86.65	77.32	8.6	6.6	6.4
14年 3月期	△ 10,274	―	△ 49.75	―	△ 5.2	1.5	1.5

(注)①持分法投資損益　15年 3月期　7,608百万円　14年 3月期　2,993百万円
②期中平均株式数（連結）　15年 3月期　206,177,687株　14年 3月期　206,508,465株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	512,716	214,471	41.8	1,040.06
14年 3月期	509,663	201,965	39.6	978.15

(注)期末発行済株式数（連結）　15年 3月期　206,132,103株　14年 3月期　206,477,225株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
15年 3月期	33,052	△ 21,645	△ 8,582	42,976
14年 3月期	29,016	△ 10,437	△ 12,880	40,571

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　84社　持分法適用非連結子会社数　-社　持分法適用関連会社数　2社

(5)連結範囲及び持分法の適用の異動状況
連結（新規）　6社　（除外）　4社　持分法（新規）　-社　（除外）　1社

２．16年 3月期の連結業績予想（平成 15年 4月 1日 ～ 平成 16年 3月 31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	269,000	19,500	17,000
通期	547,000	35,000	29,000

（参考）１株当たり予想当期純利益（通期）　140円 69銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料６ページ～７ページをご参照下さい。

（添付資料）

1．企業集団の状況

当社グループは、当社、子会社110社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。
各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。
尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社11社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響（中国）投資有限公司 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
リビング	システムキッチン、バスタブ、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器・電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	(株)キロロ開発公社
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合は、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。



国内
海外
楽器
AV・IT
リビング
電子機器・電子金属
レクリエーション
その他
ヤマハ㈱
国内販売会社
(連結子会社)
㈱ヤマハミュージック東京
他11社
ヤマハミュージックトレーディング㈱
ヤマハサウンドテック㈱
製品
国内製造販売会社
(連結子会社)
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
製品
国内製造会社
(連結子会社)
山梨工芸㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
部品
製品・部品
国内関連事業会社
(連結子会社)
ミュージックリース㈱
㈱ヤマハホール
製品
国内製造会社
(連結子会社)
ディーエス㈱
部品
製品・部品
国内販売会社
(連結子会社)
ワイズ㈱
製品
国内製造販売会社
(連結子会社)
ヤマハリビングテック㈱
製品
原材料
国内製造会社
(連結子会社)
ヤマハリビングプロダクツ㈱
国内製造会社
(連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
部品
製品
国内製造販売会社
(連結子会社)
ヤマハメタニクス㈱
レクリエーション事業会社
(連結子会社)
㈱キロロ開発公社
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
㈱キロロアソシエイツ
㈱寸座ビラ
賃貸
国内その他事業会社
(連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ヤマハファインテック㈱
ワイピー設備システム㈱
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
海外製造販売会社
(連結子会社)
Kemble & Company Ltd.
天津雅馬哈電子楽器有限公司
部品
製品
海外関連事業会社
(連結子会社)
Yamaha Exporting Inc.
海外製造会社
(連結子会社)
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
部品
製品
製品
海外販売会社
(連結子会社)
Yamaha Corporation of America
Yamaha Electronics Corporation, USA
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha de Panama S.A.
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Elektronik Europa G.m.b.H.
Yamaha Scandinavia A.B.
Yamaha Musique France S.A.S.
Yamaha Electronique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha Electronics (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd. 他2社
Yamaha Music (Malaysia) Sdn.Bhd. 他3社
功学社山葉楽器股分有限公司
Yamaha Music Gulf FZE
Yamaha Electronics (China) Ltd.
Yamaha Electronics Asia Pte.Ltd.
雅馬哈楽器音響(中国)投資有限公司
製品
製品
製品
海外製造会社
(連結子会社)
Yamaha Electronique Alsace S.A.
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
部品
製品
(注) 次の会社名に使用している「分」には、正しくはにんべんが付きます。
台湾山葉楽器製造股分有限公司
高雄山葉股分有限公司
功学社山葉楽器股分有限公司

2．経営方針

（1）経営の基本方針

当社は、世界の人々とともに、新たな感動と豊かな文化を創り続ける企業として２１世紀も成長を目指してまいります。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に高い品質の商品とサービスの開発および提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。併せて、ＩＴ化およびネットワーク化への対応を進めるとともに、地球環境保全にも積極的に取り組むことにより、中期経営計画で掲げた３つの目標「成長へのチャレンジ」、「グループ連結経営」、「企業価値の増大・ブランドを輝かす」の具現化に注力してまいります。

（2）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（3）中長期的な経営戦略及び対処すべき課題

当社は、「感動を・ともに・創る」をブランドスローガンに掲げ、次の通り事業を展開してまいります。

1．ヤマハグループの事業を「音・音楽を中心とした中核事業群」、「生活・余暇事業群」、「部品・素材事業群」に大別し、それぞれの事業群毎に適した成長戦略に取り組みます。

① 「中核事業群」につきましては、事業効率を高め、効果的な投資などによる事業成長とグローバルな事業展開を推進します。
楽器事業では、新商品の効果的な市場投入、成人向け音楽教室や演奏する場の拡大、楽器レンタル事業などを通して国内市場の活性化、楽器需要の開拓に努めるとともに、中国における生産・販売体制のスムーズな立ち上げに注力してまいります。ＡＶ・ＩＴ事業では、「ホームシアターNo.１戦略」の推進、中国における事業の早期立ち上げ、ネットワーク化、ソリューションビジネスでの成長を加速してまいります。電子機器事業では、音源ビジネスの拡大と新たなビジネスユニットの確立に努めます。コンテンツ事業では、携帯電話着信メロディー配信サービスのグローバル展開とメディア総合戦略展開に向けたデジタルコンテンツ制作能力の充実を図ります。

② 「生活・余暇事業群」につきましては、厳しい市場環境の中で、選択と集中による事業基盤の強化と収益の改善に注力します。
リビング事業では、コストダウンによる収益改善とリフォーム市場での高付加価値ビジネスモデルの構築に努めます。また、レクリエーション事業では、各施設の特徴を活かした営業展開により集客数の増大と収益改善を図ります。ゴルフ事業は、対象顧客を明確にした商品開発とマーケティングを通して拡売を目指します。

③ 「部品・素材事業群」につきましては、中核事業で培ってきた技術を活かし、企業体力の範囲内でバランスのとれた成長を目指します。
電子金属事業では、生産構造改革による事業基盤強化、ＦＡ・金型事業では、マグネシウム部品事業・金型事業の収益確保とＦＡ・ロボット事業の拡大、自動車内装部品事業では製造効率の向上と新規顧客の開拓に努めてまいります。

2．グループを挙げて、基幹情報システムの再構築、グローバルな生産戦略・購買調達と品質管理の推進、ＩＴ・デジタル化に対応した特許戦略および特許取得強化、グループ内部資金と事業インフラの効果的な運用、効率的な物流体制の確立、遵法経営の徹底、地球環境対応、安全衛生管理の徹底に努めます。

以上により、中長期的にはＲＯＥ９％を目標といたします。

（4）コーポレート・ガバナンスの状況

当社は監査役制度を採用しており、株主総会の下に法定機関である取締役会、監査役会を置くほか、経営会議、執行役員会を置いています。

平成13年２月に連結グループ経営機能の強化及び取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しましたが、取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするため、本年定時株主総会終結時からは、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責とするほか、上席執行役員を設け、より重要な部門執行を担わせることとしました。これに伴い、執行役員の増員を行います。

経営の透明性と客観性を強化するため、本年の株主総会において社外取締役１名、改正商法に基づく社外監査役２名の選任を予定しております。また、総会後の取締役会において新たに４名の執行役員を選任する予定です。これにより、取締役は９名（内、社外取締役１名）、監査役は４名（内、改正商法に基づく社外監査役２名）、執行役員は11名（内、上席執行役員１名）となります。

当社は、この度役員人事委員会を新設し、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めました。同委員会では、合わせて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討をしてまいります。

また、ヤマハグループの遵法経営を徹底するために本年１月コンプライアンス委員会を発足させました。

3．経営成績及び財政状態

（1）経営成績

1．当期の概況

当期におけるわが国経済は、個人消費が低迷する中、住宅投資、民間設備投資も減少傾向が続き、依然として厳しい状況が続きました。海外の景気は、米国、アジアを中心として回復基調で推移しましたが、期の後半には米国経済の成長に翳りがみられたほか、期末にはイラク情勢の緊張が高まるなど先行きへの不安が広がりました。

このような状況の中で当社は、技術開発力、商品企画力の向上に努め多くの新商品を市場に投入するとともに、低迷する国内市場の活性化に取り組んだほか、生産・物流の効率化、事業再構築、事業提携を積極的に推進してまいりました。また、中国統括会社や製造現地法人を設立するなど、成長市場への積極的な投資を行いました。メディア関連では、音楽ポータルサイトの充実やインターネット上での一般消費者向け通販事業参入などネットビジネスの拡大を図りました。

販売状況につきましては、楽器事業は海外で売上げを伸ばしたほか、電子機器・電子金属事業でも半導体の伸長により売上げ増加となりましたが、ＡＶ・ＩＴ事業はパソコン用ＣＤ－Ｒ／ＲＷドライブの不振から売上げ減少となりました。

以上により売上高は5,247億63百万円（前期比4.0%増加）となりました。このうち、国内売上高は3,121億29百万円（前期比7.6%増加）、海外売上高は2,126億34百万円（前期比0.8%減少）となりました。

損益につきましては、経常利益は338億39百万円（前期比340.6%増加）、当期純利益は179億47百万円（前期は当期純損失102億74百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、堅調な海外市場に支えられて、売上げを伸ばしました。ピアノは欧米では伸長したものの、国内では低水準で推移したことから、売上げは横ばいとなりました。電子楽器は、ポータブルキーボード、電子ピアノ、シンセサイザー、ＰＡ機器が売上げを伸ばしました。その他の楽器では、管楽器は横ばいとなりましたが、弦楽器と打楽器は海外での売上げを中心に堅調に推移しました。

教室収入につきましては、音楽教室は新規会場展開や新ソフトの拡大により大人の在籍生徒数が増加しましたが、少子化の影響により子供の在籍生徒数が減少したことから売上げ減少となりました。英語教室は、低年齢層を中心に在籍生徒数が増え、また在宅学習用ビデオの販売も好調で、売上げ増加となりました。

着信メロディー配信サービスはネット接続型携帯電話の普及と連動して会員数は増加しましたが、競争の激化により売上げは微減となりました。

以上により、当事業の売上高は2,926億47百万円（前期比2.0%増加）、営業利益は97億92百万円（前期比106.7%増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオにつきましては、ホームシアター関連商品は横ばいとなりました。情報通信機器につきましては、パソコン用ＣＤ－Ｒ／ＲＷドライブ後付タイプの商品市場が急激に縮小したため大幅な売上げ減少となりました。なお、本年３月末をもってパソコン用ＣＤ－Ｒ／ＲＷドライブ事業から撤退しました。不採算商品の絞り込みにより、営業損益は改善されました。

以上により、当事業の売上高は836億70百万円（前期比12.1%減少）、営業利益は32億50百万円（前期比7.0%増加）となりました。

（リビング事業）

住宅建設が２年連続で低い水準となるなかで、商品特性のあるシステムバスやシステムキッチンを販売することにより売上げの確保に努めましたが、売上げは横ばいにとどまりました。なお、浴室機器ビジネスとリフォーム需要への対応力を高めるため株式会社エア・ウォーターリビングと包括的業務提携に合意しました。

以上により、当事業の売上高は460億31百万円（前期比0.7%増加）、営業利益は4億61百万円（前期比55.9%減少）となりました。

（電子機器・電子金属事業）

半導体は、携帯用音源ＬＳＩが韓国および中国市場の需要にも支えられ大幅に売上げを伸ばしました。また、アミューズメント用ＬＳＩおよび業務用ＩＳＤＮ機器用の通信ＬＳＩも堅調に推移しました。電子金属材料は半導体や携帯電話の市場の回復によりリードフレーム材料やバネ材料の需要が戻り売上げは増加しました。

以上により、当事業の売上高は605億54百万円（前期比65.3%増加）、営業利益は192億82百万円（前期比343.1%増加）となりました。

（レクリエーション事業）

国内旅行業界の低迷のなか、サッカーW杯日本代表宿舎となった「葛城北の丸」や団体客が好調な「合歓の郷」では集客数は伸ばすことができましたが、全般的に顧客一人当りの売上げ単価が低下したことから売上げは減少となりました。

以上により、当事業の売上高は209億3百万円（前期比3.2%減少）、営業損失は11億10百万円（前期は営業損失17億41百万円）となりました。

なお、事業の選択と集中を進める中で、「寸座ビラ」は本年６月末、「キロロゴルフクラブ」は本年10月下旬のシーズン終了をもって、それぞれ閉鎖することとしました。

（その他の事業）

ゴルフ用品は新商品「インプレス」シリーズが売上げを伸ばしました。ＦＡ・金型事業は投資環境の停滞からＦＡ部門の売上げは減少となりましたが、市況の回復により携帯電話用マグネシウム部品が大幅に売上げを伸ばしました。なお、株式会社ファナックと仕上げ加工用ロボット分野での業務提携に合意しました。自動車用内装部品はモデルチェンジの狭間で売上げ減少となりました。

以上により、当事業の売上高は209億56百万円（前期比14.3%増加）、営業利益は3億65百万円（前期は営業損失3億89百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高3,267億69百万円（前期比7.2%増加）、営業利益は233億74百万円（前期比626.1%増加）、北米は、売上高885億12百万円（前期比4.0%減少）、営業利益は32億95百万円（前期比5.4%減少）、欧州は、売上高766億20百万円（前期比4.6%増加）、営業利益は24億29百万円（前期比273.8%増加）、アジア・オセアニア・その他の地域は、売上高328億61百万円（前期比3.2%減少）、営業利益は34億9百万円（前期比8.7%減少）となりました。

2．次期の見通し

平成16年3月期の見通しにつきましては、以下の通りです。

楽器事業は、国内での販売は微減の見込ですが、海外でのピアノや音響機器を中心とした売上増加により、全体としては増収を見込んでおります。損益につきましても増益を見込んでおります。

ＡＶ・ＩＴ事業では、オーディオは、国内での販売はほぼ前年並みを見込んでおりますが、海外でのホームシアターを中心とした売上増加により、全体では増収を見込んでおります。ルーターも業務用に注力することで増収となる見込みです。損益につきましても増益を見込んでおります。

リビング事業は、市況が厳しい中、リフォーム需要の開拓等により売上げ増を確保し、損益面では、更なる経営効率化による増益を見込んでおります。

電子機器・電子金属事業は、携帯電話用音源ＬＳＩを中心に半導体の増収を見込んでおりますが、競争の激化による減益を見込んでおります。

レクリエーション事業は、不況の長期化による単価減少傾向の継続が予想されるものの、販売促進策強化による集客拡大により売上げ微増を確保し、損益面では、更なる運営の効率化による改善を見込んでおります。

以上により、平成16年3月期は、売上高5,470億円（前期比4.2%増加）、経常利益350億円（前期比3.4%増加）、当期純利益290億円（前期比61.6%増加）を予想しております。

（２）財政状態

１．当期の概況

当期における現金及び現金同等物（以下「資金」という。）は、前期に比べ23億19百万円増加（前期は68億21百万円増加）し、期末残高は、429億76百万円となりました。

（営業活動によるキャッシュ・フロー）
税金等調整前当期純利益が226億12百万円（前期は税金等調整前当期純損失57億84百万円）となったことと、棚卸資産の削減等により、営業活動の結果得られた資金は330億52百万円（前期得られた資金は290億16百万円）となりました。

（投資活動によるキャッシュ・フロー）
設備投資及び投資有価証券の取得等により、投資活動の結果使用した資金は216億45百万円（前期使用した資金は104億37百万円）となりました。

（財務活動によるキャッシュ・フロー）
借入金の返済により、財務活動の結果使用した資金は85億82百万円（前期使用した資金は128億80百万円）となりました。

キャッシュ・フロー指標のトレンド

	平成12年３月期	平成13年３月期	平成14年３月期	平成15年３月期
自己資本比率	40.8%	37.7%	39.6%	41.8%
時価ベースの自己資本比率	31.6%	52.1%	36.9%	53.7%
債務償還年数	9.0年	－	3.3年	2.8年
インタレスト・カバレッジ・レシオ	3.7	－	10.0	16.4

（算定方法）
自己資本比率＝自己資本÷総資産
時価ベースの自己資本比率＝株式時価総額÷総資産
債務償還年数＝有利子負債÷営業キャッシュ・フロー
インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い
（注）1. いずれも連結ベースの財務数値により計算しております。
2. 有利子負債は貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。
3. 営業キャッシュ・フローは連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。

２．次期の見通し

平成16年３月期につきましては、利益の伸び、売上債権の回収、在庫の削減により営業活動によるキャッシュ・フローの増加を見込んでおります。それにより減価償却費を上回る設備投資を実施する予定です。財務活動によるキャッシュ・フローでは転換社債の償還が予定されております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

4．連結財務諸表等

（1）連結貸借対照表

（単位：百万円）

科目	当期 (平成15.3.31) 金額	前期 (平成14.3.31) 金額	増減
（資産の部）			
Ⅰ 流動資産			
1. 現金及び預金	44,485	41,074	3,411
2. 受取手形及び売掛金	81,755	74,519	7,236
3. 有価証券	1,370	356	1,014
4. 棚卸資産	80,144	84,264	△4,120
5. 繰延税金資産	10,489	9,332	1,157
6. その他	5,469	4,267	1,202
7. 貸倒引当金	△2,625	△2,675	50
流動資産合計	221,089	211,140	9,949
Ⅱ 固定資産			
(1) 有形固定資産			
1. 建物及び構築物	67,166	70,745	△3,579
2. 機械装置及び運搬具	21,334	22,401	△1,067
3. 工具器具備品	12,305	13,039	△734
4. 土地	76,835	78,069	△1,234
5. 建設仮勘定	1,082	1,003	79
有形固定資産合計	178,724	185,261	△6,537
(2) 無形固定資産			
1. 連結調整勘定	107	173	△66
2. その他	705	1,028	△323
無形固定資産合計	813	1,202	△389
(3) 投資その他の資産			
1. 投資有価証券	77,622	76,307	1,315
2. 長期貸付金	2,028	2,680	△652
3. 賃借不動産保証金敷金	5,013	5,087	△74
4. 繰延税金資産	24,663	26,384	△1,721
5. その他	4,095	2,545	1,550
6. 貸倒引当金	△1,334	△947	△387
投資その他の資産合計	112,089	112,058	31
固定資産合計	291,627	298,522	△6,895
資産合計	512,716	509,663	3,053

科目	当期 (平成15.3.31) 金額	前期 (平成14.3.31) 金額	増減
（負債の部）			
Ⅰ 流動負債			
1. 支払手形及び買掛金	39,462	36,880	2,582
2. 短期借入金	27,078	47,871	△20,793
3. 一年以内償還の転換社債	24,317	－	24,317
4. 一年以内返済の長期借入金	10,090	4,363	5,727
5. 未払費用及び未払金	42,501	41,987	514
6. 未払法人税等	3,101	1,224	1,877
7. 特定取引前受金	3,428	3,742	△314
8. 繰延税金負債	92	65	27
9. ｱﾌﾀｰｻｰﾋﾞｽ費引当金	132	138	△6
10. 製品保証引当金	2,884	3,033	△149
11. 返品調整引当金	81	65	16
12. 延払未実現利益	540	672	△132
13. その他	4,437	4,452	△15
流動負債合計	158,148	144,498	13,650
Ⅱ 固定負債			
1. 転換社債	－	24,317	△24,317
2. 長期借入金	28,951	19,615	9,336
3. 繰延税金負債	266	316	△50
4. 再評価に係る繰延税金負債	13,577	14,638	△1,061
5. 退職給付引当金	53,988	59,074	△5,086
6. 役員退職慰労引当金	965	859	106
7. 長期預り金	36,848	38,472	△1,624
8. その他	1,572	1,191	381
固定負債合計	136,171	158,486	△22,315
負債合計	294,319	302,984	△8,665
（少数株主持分）			
少数株主持分	3,925	4,712	△787
（資本の部）			
Ⅰ 資本金	28,533	－	
Ⅱ 資本剰余金	40,052	－	
Ⅲ 利益剰余金	162,344	－	
Ⅳ 土地再評価差額金	16,152	－	
Ⅴ その他有価証券評価差額金	378	－	
Ⅵ 為替換算調整勘定	△32,753	－	
Ⅶ 自己株式	△236	－	
資本合計	214,471	－	
Ⅰ 資本金	－	28,533	
Ⅱ 資本準備金	－	26,924	
Ⅲ 再評価差額金	－	16,482	
Ⅳ 連結剰余金	－	157,589	
Ⅴ その他有価証券評価差額金	－	766	
Ⅵ 為替換算調整勘定	－	△28,280	
Ⅶ 自己株式	－	△49	
資本合計	－	201,965	
負債、少数株主持分及び資本合計	512,716	509,663	3,053

(2) 連結損益計算書

(単位:百万円)

科目	当期 (平成14.4.1~平成15.3.31) 金額	百分比	前期 (平成13.4.1~平成14.3.31) 金額	百分比	増減
		%		%	
Ⅰ 売上高	524,763	100.0	504,406	100.0	20,357
Ⅱ 売上原価	338,440	64.5	340,646	67.5	△2,206
売上総利益	186,323	35.5	163,759	32.5	22,564
延払未実現利益	133		235		△102
合計売上総利益	186,456	35.5	163,994	32.5	22,462
Ⅲ 販売費及び一般管理費					
1. 販売手数料	2,588		2,640		△52
2. 運送費	12,099		12,095		4
3. 広告費及び販売促進費	21,740		22,455		△715
4. 諸引当金繰入額	9,572		6,782		2,790
5. 人件費	59,206		60,483		△1,277
6. 地代家賃	3,884		4,853		△969
7. 減価償却費	5,233		5,470		△237
8. その他	40,087		38,171		1,916
販売費及び一般管理費合計	154,413	29.4	152,951	30.3	1,462
営業利益	32,043	6.1	11,043	2.2	21,000
Ⅳ 営業外収益					
1. 受取利息	360		477		△117
2. 受取配当金	222		258		△36
3. 持分法による投資利益	7,608		2,993		4,615
4. その他	1,802		1,410		392
営業外収益合計	9,994	1.9	5,140	1.0	4,854
Ⅴ 営業外費用					
1. 支払利息	2,015		2,911		△896
2. 売上割引	4,347		4,477		△130
3. 為替差損	1,015		352		663
4. その他	818		762		56
営業外費用合計	8,197	1.6	8,503	1.7	△306
経常利益	33,839	6.4	7,680	1.5	26,159
Ⅵ 特別利益					
1. 固定資産売却益	231		99		132
2. 諸引当金戻入額	229		741		△512
3. 投資有価証券売却益	—		3,694		△3,694
特別利益合計	460	0.1	4,536	0.9	△4,076
Ⅶ 特別損失					
1. 固定資産除却損	1,205		1,771		△566
2. 投資有価証券評価損	7,746		14,857		△7,111
3. 関係会社株式売却損	222		—		222
4. 関係会社出資金評価損	242		—		242
5. 構造改革費用	2,271		—		2,271
6. 投資有価証券売却損	—		27		△27
7. 関係会社株式評価損	—		283		△283
8. 特別退職金	—		1,061		△1,061
特別損失合計	11,687	2.2	18,001	3.5	△6,314
税金等調整前当期純利益又は税金等調整前当期純損失(△)	22,612	4.3	△5,784	△1.1	28,396
法人税、住民税及び事業税	3,962	0.8	1,507	0.3	2,455
法人税等調整額	65	0.0	2,429	0.5	△2,364
少数株主利益	636	0.1	551	0.1	85
当期純利益又は当期純損失(△)	17,947	3.4	△10,274	△2.0	28,221

(3) 連結剰余金計算書

(単位：百万円)

科目	当期 (平成14. 4. 1～平成15. 3. 31) 金額		前期 (平成13. 4. 1～平成14. 3. 31) 金額	
(資本剰余金の部)				
I 資本剰余金期首残高				
資本準備金期首残高	26,924	26,924	−	−
II 資本剰余金増加高				
1. 合併差益	13,127	13,127	−	−
III 資本剰余金期末残高		40,052		−
(利益剰余金の部)				
I 利益剰余金期首残高				
連結剰余金期首残高	157,589	157,589	−	−
II 利益剰余金増加高				
1. 当期純利益	17,947		−	
2. 連結会社増減に伴う増加高	849		−	
3. 土地再評価差額金取崩高	869		−	
4. 持分変動に伴う土地再評価差額金取崩高	88	19,754	−	−
III 利益剰余金減少高				
1. 配当金	1,857		−	
2. 役員賞与金	0		−	
3. 持分変動に伴う減少高	13		−	
4. 合併による減少高	13,127	14,999	−	−
IV 利益剰余金期末残高		162,344		−
I 連結剰余金期首残高		−		170,496
II 連結剰余金増加高				
1. 連結会社増減に伴う増加高	−		474	
2. 持分変動に伴う増加高	−		15	
3. 再評価差額金取崩高	−		0	
4. 持分変動に伴う再評価差額金取崩高	−	−	82	573
III 連結剰余金減少高				
1. 連結会社増減に伴う減少高	−		607	
2. 持分変動に伴う減少高	−		945	
3. 配当金	−		1,652	
4. 役員賞与金	−	−	1	3,206
IV 当期純損失		−		10,274
V 連結剰余金期末残高		−		157,589

（4）連結キャッシュ・フロー計算書

（単位：百万円）

科目	当期 （平成14.4.1～平成15.3.31）	前期 （平成13.4.1～平成14.3.31）
	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益又は税金等調整前当期純損失(△)	22,612	△5,784
2. 減価償却費	17,586	18,767
3. 連結調整勘定償却額	113	152
4. 貸倒引当金の増減額	395	△507
5. 投資有価証券評価損	7,746	14,857
6. 関係会社出資金評価損	242	－
7. 関係会社株式評価損	－	283
8. 退職給付引当金の増減額	△5,150	△8,210
9. 受取利息及び受取配当金	△583	△736
10. 支払利息	2,015	2,911
11. 為替差損	242	63
12. 持分法による投資損益	△7,608	△2,993
13. 関係会社株式売却損	222	－
14. 投資有価証券売却益	－	△3,694
15. 投資有価証券売却損	－	27
16. 固定資産売却益	△231	△99
17. 固定資産除却損	1,205	1,771
18. 構造改革費用	1,509	－
19. 売上債権の増減額	△8,509	18,794
20. 棚卸資産の増減額	3,233	18,532
21. 仕入債務の増減額	2,894	△15,715
22. その他	△1,877	△5,058
小計	36,061	33,360
23. 利息及び配当金の受取額	1,181	746
24. 利息の支払額	△2,067	△2,918
25. 法人税等の支払額	△2,123	△2,171
営業活動によるキャッシュ・フロー	33,052	29,016
Ⅱ 投資活動によるキャッシュ・フロー		
1. 定期預金の増減額（純額）	△1,125	－
2. 有形固定資産の取得による支出	△15,730	△14,876
3. 有形固定資産の売却による収入	2,674	888
4. 投資有価証券の取得による支出	△6,541	△858
5. 投資有価証券の売却・償還による収入	187	4,074
6. 出資金の払込による支出	△1,782	－
7. 貸付けによる支出	△133	△714
8. 貸付金の回収による収入	722	1,292
9. その他	83	△242
投資活動によるキャッシュ・フロー	△21,645	△10,437
Ⅲ 財務活動によるキャッシュ・フロー		
1. 短期借入金の増減額（純額）	△20,887	△13,241
2. 長期借入れによる収入	18,908	8,178
3. 長期借入金の返済による支出	△3,065	△5,665
4. 会員預託金の預りによる収入	19	－
5. 会員預託金の返還による支出	△1,297	－
6. 自己株式の取得による支出	△133	－
7. 配当金の支払額	△1,857	△1,652
8. 少数株主への配当金の支払額	△268	△468
9. その他	－	△31
財務活動によるキャッシュ・フロー	△8,582	△12,880
Ⅳ 現金及び現金同等物に係る換算差額	△504	1,122
Ⅴ 現金及び現金同等物の増減額	2,319	6,821
Ⅵ 現金及び現金同等物の期首残高	40,571	32,725
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	85	1,025
Ⅷ 現金及び現金同等物の期末残高	42,976	40,571

（5）連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社　84社

当連結会計年度より、新たに国内子会社3社と海外子会社3社の計6社を連結の範囲に含めております。また、国内子会社1社と海外子会社3社の計4社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

ヤマハライフサービス(株)他非連結子会社及び関連会社のうち、主要な関連会社であるヤマハ発動機(株)他1社に対する投資について持分法を適用しております。尚、当連結会計年度より、海外関連会社1社を持分法適用会社から除外しております。

持分法適用外のヤマハライフサービス(株)他非連結子会社及びヤマハ・オーリンメタル(株)他関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がありません。

(追加情報)

持分法適用会社のヤマハ発動機(株)では、連結調整勘定の償却について、従来、個々の投資の実態に合わせ、20年以内の投資回収見込年数で均等償却を行っておりましたが、「既存事業収益力の向上」・「アジア諸国での事業基盤固め」等を経営課題とする3ヶ年（平成14年4月～平成17年3月）の新中期経営計画の策定を機に連結調整勘定の償却方法を見直した結果、当連結会計年度より、その全額を発生時の損益とすることに変更しました。

この変更は、二輪車事業をはじめとした当持分法適用会社グループを取り巻くグローバルな競合激化など市場の変化及び戦略地域における投資環境の変化に伴う投資回収リスクの変動に的確に対応し、財務体質の健全性を一層高めていくためのものです。

この変更により、従来の方法によった場合に比べ、持分法による投資利益、税金等調整前当期純利益及び当期純利益はそれぞれ2,360百万円減少しております。

3．連結子会社の事業年度

連結子会社の決算日は、以下の19社を除いてすべて、当社と同一であります。

P.T.Yamaha Indonesia	P.T.Yamaha Music Indonesia (Distributor)
P.T.Yamaha Music Manufacturing Indonesia	P.T.Yamaha Music Manufacturing Asia
P.T.Yamaha Musical Products Indonesia	P.T.Yamaha Electronics Manufacturing Indonesia
Yamaha de Mexico,S.A. de C.V.	Yamaha Electronics Manufacturing (M) Sdn.Bhd.
Yamaha Music (Malaysia) Sdn.Bhd. 他3社	天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司	蕭山雅馬哈楽器有限公司
雅馬哈楽器音響（中国）投資有限公司	Yamaha Music (Asia) Pte.Ltd. 他2社

上記19社の決算日は12月31日であり、同決算日現在の財務諸表を使用しておりますが、平成15年1月1日から連結決算日平成15年3月31日までの期間に発生した重要な取引については、連結上必要な調整を行っております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ取引により生ずる正味の債権及び債務
時価法

ハ．棚卸資産
当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法
イ．有形固定資産
主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3）重要な引当金の計上基準
イ．貸倒引当金
営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．製品保証引当金
製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

ハ．退職給付引当金
従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。
過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。
数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

ニ．役員退職慰労引当金
役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準
外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法
イ．ヘッジ会計の方法
外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他連結財務諸表作成の為の重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．連結子会社の資産及び負債の評価に関する事項

全面時価評価法によっております。

6．連結調整勘定の償却に関する事項

５年間の均等償却によっております。

7．利益処分項目等の取扱いに関する事項

連結事業年度中に確定した金額に基づいて作成しております。

8．連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

9．その他連結財務諸表作成のための基本となる重要な事項

1）自己株式及び法定準備金取崩等に関する会計基準

当連結会計年度から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当連結会計年度の損益に与える影響は軽微であります。

尚、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。

2）１株当たり当期純利益に関する会計基準等

当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

尚、これによる影響は、（１株当たり情報）に記載の通りであります。

（6）表示方法の変更

1．連結キャッシュ・フロー計算書

1）前連結会計年度まで営業活動によるキャッシュ・フローの「その他」に含めて表示していたリゾート会員預託金の預りによる収入及び返還による支出は、当連結会計年度において財務活動によるキャッシュ・フローの「会員預託金の預りによる収入」及び「会員預託金の返還による支出」に表示することに変更しました。

2）前連結会計年度まで投資活動によるキャッシュ・フローの「その他」に含めて表示していた定期預金の増減額（純額）は、当連結会計年度において独立表示することに変更しました。

3）前連結会計年度まで財務活動によるキャッシュ・フローの「その他」に含めて表示していた自己株式の取得による支出は、当連結会計年度において独立表示することに変更しました。

（7）その他の注記事項

（連結貸借対照表関係）

	当　期 (平成15. 3. 31)	前　期 (平成14. 3. 31)
1．有形固定資産減価償却累計額	221,380 百万円	226,483 百万円
2．担保提供資産		
現金及び預金のうち	30 百万円	30 百万円
有価証券のうち	1,112 百万円	60 百万円
有形固定資産のうち	2,440 百万円	13,651 百万円
投資有価証券のうち	1,315 百万円	2,423 百万円
計	4,898 百万円	16,165 百万円
3．非連結子会社及び関連会社に対する投資		
投資有価証券	55,563 百万円	51,026 百万円
投資その他の資産のその他（出資金）	2,053 百万円	604 百万円
4．保証債務	131 百万円	129 百万円
5．輸出受取手形割引高	1,483 百万円	1,386 百万円

6．土地の再評価

土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、当社、連結子会社2社及び持分法適用会社1社が事業用土地の再評価を行っております。

1）再評価実施日　連結子会社1社及び持分法適用会社1社
平成12年3月31日
当社及び連結子会社1社
平成14年3月31日

2）再評価の方法

当社及び連結子会社2社は、土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定し、持分法適用会社1社は、同法律施行令第2条第4号に定める「地方税法第16条に規定する地価税の課税価格の計算の基礎となる土地の価額を算定するために国税庁長官が定めて公表した方法により算定した価額」に合理的な調整を行って算定しております。

3）再評価差額

平成14年3月31日再評価実施会社		
再評価前の帳簿価額	－	46,696 百万円
再評価後の帳簿価額	－	67,997 百万円

4）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額
（前期は平成12年3月31日再評価実施会社の数値）

	△7,924 百万円	△3,025 百万円

	当　期 (平成15.3.31)	前　期 (平成14.3.31)
7．繰延ヘッジ損益の内訳		
繰延ヘッジ利益	16 百万円	1 百万円
繰延ヘッジ損失	649 百万円	100 百万円
繰延ヘッジ損益（純額）	△632 百万円	△99 百万円

（連結損益計算書関係）

	当　期 (平成14.4.1～平成15.3.31)	前　期 (平成13.4.1～平成14.3.31)
1．諸引当金繰入額		
貸倒引当金繰入額	531 百万円	－百万円
アフターサービス費引当金繰入額	100 百万円	132 百万円
製品保証引当金繰入額	1,388 百万円	1,692 百万円
退職給付引当金繰入額	7,362 百万円	4,755 百万円
役員退職慰労引当金繰入額	189 百万円	201 百万円
2．一般管理費及び当期製造費用に含まれる研究開発費		
	22,441 百万円	22,539 百万円
3．諸引当金戻入額		
貸倒引当金戻入額	－百万円	219 百万円
アフターサービス費引当金戻入額	7 百万円	13 百万円
製品保証引当金戻入額	222 百万円	509 百万円

4．構造改革費用

パソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退に伴う棚卸資産処分損等 734 百万円、寸座ビラ・キロロゴルフクラブの閉鎖決定に伴う固定資産の臨時償却等 1,537 百万円であります。

（連結キャッシュ・フロー計算書関係）

	当　期 (平成14.4.1～平成15.3.31)	前　期 (平成13.4.1～平成14.3.31)
1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係		
現金及び預金勘定	44,485 百万円	41,074 百万円
預入期間が３か月を超える定期預金	△1,509 百万円	△502 百万円
現金及び現金同等物	42,976 百万円	40,571 百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当期（平成14．4．1～平成15．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
Ⅰ 売上高及び営業損益 売上高 (1)外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2)セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ 資産、減価償却費及び資本的支出 資産	255,247	42,922	18,909	53,011	58,849	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）1．事業区分の方法
　　製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。
　2．各事業区分の主要製品
　　「1．企業集団の状況」に記載しております。

（単位：百万円）

	前期（平成13．4．1～平成14．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
Ⅰ 売上高及び営業損益 売上高 (1)外部顧客に対する売上高	286,920	95,214	45,714	36,628	21,590	18,339	504,406		504,406
(2)セグメント間の内部売上高又は振替高				2,471			2,471	△2,471	
計	286,920	95,214	45,714	39,099	21,590	18,339	506,878	△2,471	504,406
営業費用	282,182	92,176	44,667	34,748	23,331	18,728	495,834	△2,471	493,362
営業利益	4,738	3,037	1,046	4,351	△1,741	△389	11,043		11,043
Ⅱ 資産、減価償却費及び資本的支出 資産	264,227	45,887	20,124	38,413	62,666	78,343	509,663		509,663
減価償却費	8,373	1,877	1,505	3,068	2,893	1,050	18,767		18,767
資本的支出	8,837	2,133	851	1,921	1,867	1,015	16,627		16,627

2．所在地別セグメント情報

（単位：百万円）

	当期（平成14．4．1～平成15．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	326,769	88,512	76,620	32,861	524,763		524,763
(2) セグメント間の内部売上高又は振替高	137,734	1,675	610	69,090	209,110	△209,110	
計	464,503	90,188	77,230	101,951	733,874	△209,110	524,763
営業費用	441,129	86,892	74,801	98,542	701,365	△208,645	492,720
営業利益	23,374	3,295	2,429	3,409	32,508	△465	32,043
Ⅱ．資産	412,904	35,620	32,100	50,354	530,979	△18,263	512,716

（注）1．国又は地域の区分は、地理的近接度によっております。
2．各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前期（平成13．4．1～平成14．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
Ⅰ．売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	304,945	92,246	73,260	33,954	504,406		504,406
(2) セグメント間の内部売上高又は振替高	136,211	2,135	493	68,063	206,902	△206,902	
計	441,156	94,381	73,753	102,017	711,309	△206,902	504,406
営業費用	437,937	90,897	73,103	98,283	700,222	△206,859	493,362
営業利益	3,219	3,484	649	3,733	11,087	△43	11,043
Ⅱ．資産	410,969	40,077	28,515	47,260	526,821	△17,158	509,663

3．海外売上高

（単位：百万円）

	当期（平成14．4．1～平成15．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	89,728	77,185	45,721	212,634
Ⅱ 連結売上高				524,763
Ⅲ 連結売上高に占める海外売上高の割合	17.1%	14.7%	8.7%	40.5%

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地別セグメント情報と同様であります。

（単位：百万円）

	前期（平成13．4．1～平成14．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ 海外売上高	93,524	73,458	47,472	214,455
Ⅱ 連結売上高				504,406
Ⅲ 連結売上高に占める海外売上高の割合	18.5%	14.6%	9.4%	42.5%

（有価証券関係）

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

区分	当期 (平成15. 3.31)			前期 (平成14. 3.31)		
	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
時価が連結貸借対照表計上額を超えるもの						
1. 国債・地方債等	270	274	4	270	272	2
2. 社債	1,540	1,549	8	1,631	1,646	14
3. その他	1,750	1,778	28	1,250	1,268	18
小計	3,561	3,602	41	3,152	3,187	35
時価が連結貸借対照表計上額を超えないもの						
1. 国債・地方債等	―	―	―	―	―	―
2. 社債	100	100	―	300	299	△0
3. その他	―	―	―	199	199	△0
小計	100	100	―	499	498	△1
合計	3,661	3,702	41	3,652	3,686	33

2．その他有価証券で時価のあるもの

（単位：百万円）

区分	当期 (平成15. 3.31)			前期 (平成14. 3.31)		
	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの						
1. 株式	3,195	4,491	1,296	3,586	6,087	2,501
2. 債券	―	―	―	43	50	7
(1) 国債・地方債等	―	―	―	―	―	―
(2) 社債	―	―	―	43	50	7
(3) その他	―	―	―	―	―	―
3. その他	―	―	―	―	―	―
小計	3,195	4,491	1,296	3,630	6,138	2,508
連結貸借対照表計上額が取得原価を超えないもの						
1. 株式	8,741	8,277	△463	16,022	14,980	△1,042
2. 債券	―	―	―	―	―	―
(1) 国債・地方債等	―	―	―	―	―	―
(2) 社債	―	―	―	―	―	―
(3) その他	―	―	―	―	―	―
3. その他	51	37	△13	49	45	△3
小計	8,792	8,315	△477	16,072	15,026	△1,045
合計	11,988	12,806	818	19,702	21,164	1,462

3．当連結会計年度中に売却したその他有価証券

（単位：百万円）

区分	当　期 （平成14．4．1～平成15．3．31）	前　期 （平成13．4．1～平成14．3．31）
売却額	－	4,028
売却益の合計	－	3,648
売却損の合計	－	△27

4．時価のない主な有価証券の内容及び連結貸借対照表計上額

（単位：百万円）

区分	当　期 （平成15．3．31）	前　期 （平成14．3．31）
その他有価証券 非上場株式（店頭売買株式を除く）	6,929	808

5．その他有価証券のうち満期のあるもの及び満期保有目的の債券の今後の償還の予定額

（単位：百万円）

区分	当　期 （平成15．3．31）				前　期 （平成14．3．31）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超	1年以内	1年超 5年以内	5年超 10年以内	10年超
1．債券								
(1) 国債・地方債等	－	270	－	－	－	270	－	－
(2) 社債	1,170	470	－	－	310	1,670	－	－
(3) その他	200	1,550	－	－	－	1,450	－	－
2．その他	－	－	－	－	45	－	－	－
合計	1,370	2,290	－	－	356	3,390	－	－

(注)1．「子会社及び関連会社株式で時価のあるもの」については財務諸表における注記事項として記載しております。

2．当連結会計年度において、その他有価証券で時価のある株式について7,672百万円減損の処理を行っております。当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

(退職給付関係)

1．採用している退職給付制度の概要

当社及び国内連結子会社は、主として、確定給付型の制度として、厚生年金基金制度（当社及び国内連結子会社3社）、適格退職年金制度（当社及び国内連結子会社11社）及び退職一時金制度を採用しております。

また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

尚、一部の在外連結子会社は、確定給付型の制度または確定拠出型の制度を採用しております。

2．退職給付費用に関する事項

(単位：百万円)

	当　期 (平成14．4．1～平成15．3．31)	前　期 (平成13．4．1～平成14．3．31)
(1) 勤務費用	7,900	6,380
(2) 利息費用	4,595	5,446
(3) 期待運用収益	△3,540	△3,299
(4) 過去勤務債務の費用処理額	△45	△175
(5) 数理計算上の差異の費用処理額	4,110	1,086
(6) 会計基準変更時差異の費用処理額	―	―
(7) 臨時に支払った割増退職金	1,311	2,234
(8) 退職給付費用 (1)+(2)+(3)+(4)+(5)+(6)+(7)	14,332	11,673

3．退職給付債務等の計算の基礎に関する事項

	当　期 (平成15．3．31)	前　期 (平成14．3．31)
(1) 割引率	2.5%	2.5%
(2) 期待運用収益率	4.0%	4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準	期間定額基準
(4) 過去勤務債務の処理年数	10年（定額法）	10年（定額法）
(5) 数理計算上の差異の処理年数	10年（定額法）	10年（定額法）
(6) 会計基準変更時差異の処理年数	一括費用処理	一括費用処理

（税効果会計関係）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

（繰延税金資産）	
棚卸資産評価減	2,357
貸倒引当金	1,244
減価償却超過額	9,215
投資有価証券等評価減	15,849
未払賞与	3,609
製品保証引当金	827
退職給付引当金	18,686
繰越欠損金	12,827
その他	8,465
繰延税金資産小計	73,084
評価性引当額	△35,499
繰延税金資産合計	37,584
（繰延税金負債）	
圧縮記帳積立金	△1,460
買換資産取得特別勘定積立金	△283
特別償却準備金	△85
その他有価証券評価差額金	△299
その他	△663
繰延税金負債合計	△2,790
繰延税金資産の純額	34,793

２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

法定実効税率	40.9%
（調整）	
持分法損益及び一時差異でない申告調整項目	△11.7%
住民税均等割等	0.9%
税率変更による期末繰延税金資産の減額修正	3.5%
評価性引当額	△13.3%
海外連結子会社の税率差異他	△2.5%
税効果会計適用後の法人税等の負担率	17.8%

３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正

繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成16年４月１日以降開始事業年度より外形標準課税を導入）に伴い、当連結会計年度における一時差異のうち、平成16年３月末までに解消が予定されるものは改正前の税率（40.9%）、平成16年４月以降に解消が予定されるものは改正後の税率（39.5%）であります。この税率の変更により、当連結会計年度末の繰延税金資産の金額（繰延税金負債の金額を控除した金額）が792百万円減少し、当連結会計年度費用計上された法人税等調整額が802百万円増加しております。

（１株当たり情報）

	当　期 (平成14. 4. 1～平成15. 3.31)	前　期 (平成13. 4. 1～平成14. 3.31)
１株当たり純資産額	1,040.06円	978.15円
１株当たり当期純利益	86.65円	△49.75円
潜在株式調整後１株当たり当期純利益	77.32円	－円

当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

尚、当連結会計年度において、従来と同様の方法によった場合の（１株当たり情報）については、以下の通りであります。

１株当たり純資産額	1,040.45円
１株当たり当期純利益	87.04円
潜在株式調整後１株当たり当期純利益	77.68円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎

	当　期 (平成14. 4. 1～平成15. 3.31)	前　期 (平成13. 4. 1～平成14. 3.31)
１株当たり当期純利益金額		
当期純利益	17,947百万円	－
普通株主に帰属しない金額	82百万円	－
うち利益処分による役員賞与金	82百万円	－
普通株式に係る当期純利益	17,864百万円	－
期中平均株式数	206,177千株	－
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額	△1,069百万円	－
うち社債利息（税額相当額控除後）	273百万円	－
うち持分法による投資利益	△1,342百万円	－
普通株式増加数	11,053千株	－
うち転換社債	11,053千株	－
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（関連当事者との取引）

１．役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額	科目	期末残高
役員	伊藤修二	当社代表取締役社長 (財)ヤマハ音楽振興会理事長	被所有 直接0.0%	(財)ヤマハ音楽振興会との営業取引 製品の販売 月謝収入 調律修理収入 家賃収入 講師費用 地代家賃	 95 3 10 194 21,885 8	 受取手形及び売掛金 支払手形及び買掛金	 12 2,265
役員	黒江常夫	当社取締役 ヤマハ共済会理事長	被所有 直接0.0%	ヤマハ共済会への会費拠出 ヤマハ共済会への会員権販売	63 198	未払費用及び未払金	10

（注）上記の取引は、いわゆる第三者のための取引であります。

平成 15年 3月期　　個別財務諸表の概要　　平成 15年 5月 9日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL　http://www.yamaha.co.jp/ir/report/)　　静岡県
代表者　役職名　代表取締役社長　　氏名　伊藤修二
問合せ先責任者 役職名　執行役員 経理・財務部長　氏名　牧野時久　TEL (053) 460 - 2141
決算取締役会開催日　平成 15年 5月 9日　　中間配当制度の有無　有
定時株主総会開催日　平成 15年 6月 26日　　単元株制度採用の有無　有　(１単元　100株)

１．15年 3月期の業績（平成 14年 4月 1日 ～ 平成 15年 3月 31日）

(1) 経営成績　　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	334,078	5.5	21,897	288.4	22,218	240.3
14年 3月期	316,742	△ 8.5	5,637	△ 49.6	6,530	△ 51.0

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	7,706	—	36.95	36.33	5.4	6.9	6.7
14年 3月期	△ 25,328	—	△ 122.65	—	△ 17.4	2.2	2.1

(注) ①期中平均株式数　15年 3月期　206,404,508 株　14年 3月期　206,508,465 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況

	1株当たり年間配当金			配当金総額	配当性向	株主資本
		中間	期末	(年間)		配当率
	円 銭	円 銭	円 銭	百万円	%	%
15年 3月期	10.00	5.00	5.00	2,063	27.1	1.4
14年 3月期	8.00	4.00	4.00	1,651	—	1.2

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	347,499	146,394	42.1	709.03
14年 3月期	295,861	140,730	47.6	681.58

(注) ①期末発行済株式数　15年 3月期　206,358,924 株　14年 3月期　206,477,225 株
②期末自己株式数　15年 3月期　164,339 株　14年 3月期　46,038 株

２．16年 3月期の業績予想（平成 15年 4月 1日 ～ 平成 16年 3月 31日）

	売上高	経常利益	当期純利益	1株当たり年間配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	174,000	11,000	10,000	5.00	—	—
通期	338,000	14,000	12,000	—	5.00	10.00

(参考) 1株当たり予想当期純利益（通期）　58円　15銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料６ページ～７ページをご参照下さい。

5．財務諸表等

（1）貸借対照表

（単位：百万円）

科目	当期 (平成15. 3. 31) 金額	前期 (平成14. 3. 31) 金額	増減
（資産の部）			
Ⅰ　流動資産			
1. 現金及び預金	19,127	22,417	△3,290
2. 受取手形	9,253	6,884	2,369
3. 売掛金	39,260	29,094	10,166
4. 有価証券	−	45	△45
5. 製品及び商品	17,755	17,985	△230
6. 原材料	2,431	2,320	111
7. 仕掛品	7,561	7,805	△244
8. 前渡金	28	23	5
9. 繰延税金資産	7,969	7,333	636
10. その他	2,479	2,323	156
11. 貸倒引当金	△1,344	△1,242	△102
流動資産合計	104,521	94,992	9,529
Ⅱ　固定資産			
(1) 有形固定資産			
1. 建物	36,300	13,683	22,617
2. 構築物	5,870	1,070	4,800
3. 機械及び装置	7,130	7,614	△484
4. 車輌運搬具	41	44	△3
5. 工具器具備品	4,797	5,019	△222
6. 土地	63,937	48,940	14,997
7. 建設仮勘定	393	471	△78
有形固定資産合計	118,470	76,844	41,626
(2) 無形固定資産			
1. 借地権	110	100	10
2. 施設利用権	−	90	△90
無形固定資産合計	110	191	△81
(3) 投資その他の資産			
1. 投資有価証券	19,599	21,811	△2,212
2. 関係会社株式	62,353	63,495	△1,142
3. 出資金	72	53	19
4. 関係会社出資金	14,828	7,993	6,835
5. 長期貸付金	1,539	1,818	△279
6. 従業員長期貸付金	0	0	0
7. 関係会社長期貸付金	443	595	△152
8. 破産・更生債権等	408	131	277
9. 繰延税金資産	22,914	24,917	△2,003
10. 賃借不動産保証金敷金	2,269	2,365	△96
11. その他	1,042	1,477	△435
12. 貸倒引当金	△1,074	△827	△247
投資その他の資産合計	124,397	123,832	565
固定資産合計	242,978	200,868	42,110
資産合計	347,499	295,861	51,638

科目	当期 (平成15. 3. 31) 金額	前期 (平成14. 3. 31) 金額	増減
（負債の部）			
Ⅰ　流動負債			
1. 支払手形	688	1,160	△472
2. 買掛金	23,762	21,478	2,284
3. 短期借入金	6,461	1,036	5,425
4. 一年以内償還の転換社債	24,317	−	24,317
5. 一年以内返済の長期借入金	6,220	−	6,220
6. 未払金	4,235	3,693	542
7. 未払費用	18,675	17,330	1,345
8. 未払法人税等	100	100	−
9. 前受金	408	342	66
10. 預り金	817	1,029	△212
11. ｱﾌﾀｰｻｰﾋﾞｽ費引当金	72	73	△1
12. 製品保証引当金	780	985	△205
13. 子会社支援引当金	1,264	12,429	△11,165
14. 延払未実現利益	528	653	△125
15. その他	629	98	531
流動負債合計	88,961	60,410	28,551
Ⅱ　固定負債			
1. 転換社債	−	24,317	△24,317
2. 長期借入金	17,038	6,220	10,818
3. 再評価に係る繰延税金負債	10,169	11,115	△946
4. 退職給付引当金	46,228	51,455	△5,227
5. 役員退職慰労引当金	721	623	98
6. 長期預り金	37,020	−	37,020
7. 預り保証金	965	988	△23
固定負債合計	112,143	94,721	17,422
負債合計	201,105	155,131	45,974
（資本の部）			
Ⅰ　資本金	28,533	−	
Ⅱ　資本剰余金			
1. 資本準備金	40,052	−	
資本剰余金合計	40,052	−	
Ⅲ　利益剰余金			
1. 利益準備金	4,159	−	
2. 任意積立金			
(1) 特別償却準備金	21	−	
(2) 圧縮記帳積立金	2,322	−	
(3) 別途積立金	56,510	−	
任意積立金合計	58,854	−	
3. 当期未処分利益	12,101	−	
利益剰余金合計	75,115	−	
Ⅳ　土地再評価差額金	2,426	−	
Ⅴ　その他有価証券評価差額金	449	−	
Ⅵ　自己株式	△183	−	
資本合計	146,394	−	
Ⅰ　資本金	−	28,533	
Ⅱ　資本準備金	−	26,924	
Ⅲ　利益準備金	−	4,159	
Ⅳ　再評価差額金	−	16,081	
Ⅴ　その他の剰余金			
1. 任意積立金			
(1) 特別償却準備金	−	29	
(2) 圧縮記帳積立金	−	2,184	
(3) 買換資産取得特別勘定積立金	−	858	
(4) 別途積立金	−	82,510	
任意積立金合計	−	85,582	
2. 当期未処理損失	−	21,344	
その他の剰余金合計	−	64,237	
Ⅵ　その他有価証券評価差額金	−	841	
Ⅶ　自己株式	−	△49	
資本合計	−	140,730	
負債及び資本合計	347,499	295,861	51,638

(2) 損益計算書

(単位:百万円)

科目	当期 (平成14. 4. 1～平成15. 3. 31)		前期 (平成13. 4. 1～平成14. 3. 31)		増減
	金額	百分比	金額	百分比	
Ⅰ 売上高					
1. 製品商品売上高	289,739		272,162		17,577
2. その他事業収益	44,338		44,579		△241
売上高合計	334,078	100.0	316,742	100.0	17,336
Ⅱ 売上原価					
(イ)製品商品売上原価					
1. 製品商品期首棚卸高	17,985		20,803		△2,818
2. 合併に伴う増加高	44		−		44
3. 前期末原材料仕掛品評価損繰戻	158		331		△173
4. 当期製品製造原価	197,098		194,032		3,066
5. 当期商品仕入高	16,282		17,817		△1,535
6. 当期末原材料仕掛品評価損	101		158		△57
7. 製品商品期末棚卸高	17,755		17,985		△230
製品商品売上原価合計	213,598		214,494		△896
(ロ)その他事業原価	32,123		33,327		△1,204
売上原価合計	245,721	73.6	247,821	78.2	△2,100
売上総利益	88,356	26.4	68,920	21.8	19,436
前期延払未実現利益控除額戻入額	653		879		△226
当期延払未実現利益控除額	528		653		△125
差引売上総利益	88,480	26.4	69,146	21.8	19,334
Ⅲ 販売費及び一般管理費					
1. 販売手数料	52		62		△10
2. 運送費	3,298		3,339		△41
3. 広告宣伝費	5,149		4,901		248
4. 販売促進費	5,681		5,908		△227
5. 貸倒引当金繰入額	371		−		371
6. アフターサービス費引当金繰入額	18		18		−
7. 製品保証引当金繰入額	416		500		△84
8. 支払調律修理費	2,315		2,367		△52
9. 役員報酬	369		369		−
10. 従業員給与諸手当	23,776		24,538		△762
11. 退職給付引当金繰入額	5,890		4,419		1,471
12. 役員退職慰労引当金繰入額	97		95		2
13. 雑給	916		651		265
14. 福利厚生費	450		556		△106
15. 旅費交通費	2,141		2,006		135
16. 保険料	59		98		△39
17. 地代家賃	1,278		1,258		20
18. 修繕費	411		828		△417
19. 減価償却費	1,929		1,217		712
20. 消耗品費	3,541		2,946		595
21. 通信費	761		597		164
22. 交際費	152		141		11
23. 租税課金	710		452		258
24. 研究費	1,532		1,119		413
25. 会議訓練費	484		548		△64
26. 水道光熱費	383		392		△9
27. 図書費	70		69		1
28. 外部委託費	3,365		3,155		210
29. その他	954		948		6
販売費及び一般管理費合計	66,583	19.9	63,509	20.0	3,074
営業利益	21,897	6.5	5,637	1.8	16,260

（単位：百万円）

科目	当期 (平成14. 4. 1～平成15. 3. 31)		前期 (平成13. 4. 1～平成14. 3. 31)		増減
	金額	百分比	金額	百分比	
Ⅳ 営業外収益					
1. 受取利息	55		84		△29
2. 受取配当金	1, 207		1, 587		△380
3. その他	397		455		△58
営業外収益合計	1, 661	0. 5	2, 127	0. 7	△466
Ⅴ 営業外費用					
1. 支払利息	191		133		58
2. 社債利息	462		462		－
3. 売上割引	46		44		2
4. 為替差損	362		247		115
5. その他	277		347		△70
営業外費用合計	1, 340	0. 4	1, 234	0. 4	106
経常利益	22, 218	6. 6	6, 530	2. 1	15, 688
Ⅵ 特別利益					
1. 固定資産売却益	168		33		135
2. アフターサービス費引当金戻入額	7		13		△6
3. 製品保証引当金戻入額	167		434		△267
4. 貸倒引当金戻入額	－		126		△126
5. 関連会社株式売却益	39		－		39
6. 投資有価証券売却益	－		3, 648		△3, 648
特別利益合計	382	0. 1	4, 255	1. 3	△3, 873
Ⅶ 特別損失					
1. 固定資産除却損	851		1, 301		△450
2. 投資有価証券評価損	7, 746		14, 784		△7, 038
3. 子会社株式評価損	1, 477		6, 555		△5, 078
4. 子会社出資金評価損	242		－		242
5. 子会社支援引当金繰入額	1, 264		12, 429		△11, 165
6. 構造改革費用	2, 161		－		2, 161
7. 投資有価証券売却損	－		27		△27
特別損失合計	13, 743	4. 1	35, 097	11. 1	△21, 354
税引前当期純利益又は税引前当期純損失(△)	8, 857	2. 6	△24, 312	△7. 7	33, 169
法人税、住民税及び事業税	100	0. 0	100	0. 0	－
法人税等調整額	1, 051	0. 3	915	0. 3	136
当期純利益又は当期純損失(△)	7, 706	2. 3	△25, 328	△8. 0	33, 034
前期繰越利益	4, 557		4, 810		△253
土地再評価差額金取崩額	869		－		869
中間配当額	1, 031		826		205
当期未処分利益又は当期未処理損失(△)	12, 101		△21, 344		33, 445

（3）利益処分案

（単位：百万円）

科目	当期 (平成14. 4. 1～平成15. 3. 31)		前期 (平成13. 4. 1～平成14. 3. 31)	
Ⅰ 当期未処分利益又は当期未処理損失（△）		12,101		△21,344
Ⅱ 任意積立金取崩高				
1. 特別償却準備金取崩高		9		8
2. 圧縮記帳積立金取崩高		393		254
3. 買換資産取得特別勘定積立金取崩高		－		858
4. 別途積立金取崩高		－		26,000
合計		12,503		5,775
これを次の通り処分する。				
Ⅲ 利益処分額				
1. 利益配当金	(一株につき5円)	1,031	(一株につき4円)	825
2. 役員賞与金		80		－
(うち監査役賞与金)		(12)		－
3. 圧縮記帳積立金		330		392
4. 買換資産取得特別勘定積立金		440		－
5. 別途積立金		6,200		－
Ⅳ 次期繰越利益		4,421		4,557

（注）平成14年12月10日に、1,031,989,490円（1株につき5円）の中間配当を実施しました。

（4）重要な会計方針

1．資産の評価基準及び評価方法

1）有価証券

満期保有目的の債券	…	償却原価法（定額法）
子会社及び関連会社株式	…	総平均法による原価法
その他有価証券		
時価のあるもの	…	決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）
時価のないもの	…	総平均法による原価法

2）デリバティブ取引により生ずる正味の債権及び債務

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。但し、レクリエーション事業に係る施設については定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。

3）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

4）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

5）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

6）子会社支援引当金

子会社が抱える欠損金を解消するための当社負担見込額を計上しております。

4．収益及び費用の計上基準

延払条件付販売については、回収期限の到来日をもって売上収益実現の日としております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

7．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在する事が明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

8．その他財務諸表作成の為の重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

2）自己株式及び法定準備金取崩等に関する会計基準

当期から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当期の損益に与える影響は軽微であります。

尚、財務諸表等規則の改正により、当期における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。

3）１株当たり当期純利益に関する会計基準等

当期から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

尚、これによる影響は、（１株当たり情報）に記載の通りであります。

（5）その他の注記事項

（貸借対照表関係）

	当　期 （平成15．3．31）	前　期 （平成14．3．31）
1．有形固定資産減価償却累計額	120,531 百万円	108,365 百万円
2．関係会社に対する債権債務		
受取手形及び売掛金	9,297 百万円	7,687 百万円
買掛金	6,286 百万円	5,567 百万円
3．担保提供資産		
投資有価証券のうち	9 百万円	－百万円
4．保証債務	906 百万円	1,566 百万円
5．輸出受取手形割引高	5,102 百万円	5,075 百万円

6．土地の再評価

土地の再評価に関する法律（平成10年3月31日公布法律第34号）に基づき、事業用土地の再評価を行っております。

1）再評価実施日　　平成14年3月31日

2）再評価の方法

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める「地方税法第341条第十号の土地課税台帳又は同条第十一号の土地補充課税台帳に登録されている価格」により算定しております。

	当　期	前　期
3）再評価差額		
再評価前の帳簿価額	－	21,742 百万円
再評価後の帳簿価額	－	48,940 百万円
4）再評価を行った土地の期末における時価と再評価後の帳簿価額との差額	△3,446 百万円	－

	当　期	前　期
7．繰延ヘッジ損益の内訳		
繰延ヘッジ利益	16 百万円	1 百万円
繰延ヘッジ損失	645 百万円	100 百万円
繰延ヘッジ損益（純額）	△629 百万円	△98 百万円

8．配当制限

有価証券の時価評価により、純資産額が449百万円増加しております。当該金額は商法第290条第1項第6号の規定により、配当に充当することが制限されております。

土地再評価差額金は、土地の再評価に関する法律第7条の2第1項の規定により、配当に充当することが制限されております。

（損益計算書関係）

	当　期 (平成14．4．1～平成15．3．31)	前　期 (平成13．4．1～平成14．3．31)
1．関係会社との取引		
売上高	168,776 百万円	168,656 百万円
売上原価	91,803 百万円	89,426 百万円
受取配当金	1,001 百万円	1,397 百万円
2．低価法による製品・商品の評価損		
当期分評価損繰入	283 百万円	125 百万円
3．一般管理費及び当期製造費用に含まれる研究開発費	20,461 百万円	20,620 百万円
4．固定資産売却益の内訳		
土地	110 百万円	22 百万円
機械及び装置他	57 百万円	10 百万円
5．固定資産除却損の内訳		
建物	559 百万円	405 百万円
機械及び装置	59 百万円	625 百万円
工具器具備品	166 百万円	188 百万円
構築物他	66 百万円	81 百万円
6．減価償却実施額		
有形固定資産	6,288 百万円	5,877 百万円

7．構造改革費用

パソコン用ＣＤ－Ｒ／ＲＷドライブ事業からの撤退に伴う棚卸資産処分損等 734 百万円、寸座ビラ・キロロゴルフクラブの閉鎖決定に伴う固定資産の臨時償却 1,427 百万円であります。

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（単位：百万円）

区分	当期（平成15. 3.31）			前期（平成14. 3.31）		
	貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,418	55,093	43,675	11,418	51,614	40,195

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円）

（繰延税金資産）	
棚卸資産評価減	1,135
貸倒引当金	871
減価償却超過額	7,696
投資有価証券等評価減	20,661
未払賞与	2,544
製品保証引当金	318
退職給付引当金	16,975
子会社支援引当金	516
繰越欠損金	7,601
その他	6,590
繰延税金資産小計	64,913
評価性引当額	△31,986
繰延税金資産合計	32,926
（繰延税金負債）	
圧縮記帳積立金	△1,460
買換資産取得特別勘定積立金	△283
その他有価証券評価差額金	△294
その他	△3
繰延税金負債合計	△2,042
繰延税金資産の純額	30,883

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の主要な項目別の内訳

法定実効税率	40.9%
（調整）	
一時差異でない申告調整項目	△1.8%
住民税均等割等	1.1%
税率変更による期末繰延税金資産の減額修正	8.8%
評価性引当額	△36.0%
税効果会計適用後の法人税等の負担率	13.0%

3．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正

繰延税金資産及び繰延税金負債の計算に使用した法定実効税率は、地方税法の改正（平成16年4月1日以降開始事業年度より外形標準課税を導入）に伴い、当期における一時差異のうち、平成16年3月末までに解消が予定されるものは改正前の税率（40.9%）、平成16年4月以降に解消が予定されるものは改正後の税率（39.5%）であります。この税率の変更により、繰延税金資産の金額（繰延税金負債の金額を控除した金額）が770百万円減少し、当期費用計上された法人税等調整額が780百万円増加しております。

（1株当たり情報）

	当　期 (平成14. 4. 1～平成15. 3.31)	前　期 (平成13. 4. 1～平成14. 3.31)
1株当たり純資産額	709.03円	681.58円
1株当たり当期純利益	36.95円	△122.65円
潜在株式調整後1株当たり当期純利益	36.33円	ー円

当期から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。

尚、当期において、従来と同様の方法によった場合の（1株当たり情報）については、以下の通りであります。

1株当たり純資産額	709.42円
1株当たり当期純利益	37.34円
潜在株式調整後1株当たり当期純利益	36.69円

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎

	当　期 (平成14. 4. 1～平成15. 3.31)	前　期 (平成13. 4. 1～平成14. 3.31)
1株当たり当期純利益金額		
当期純利益	7,706百万円	ー
普通株主に帰属しない金額	80百万円	ー
うち利益処分による役員賞与金	80百万円	ー
普通株式に係る当期純利益	7,626百万円	ー
期中平均株式数	206,404千株	
潜在株式調整後1株当たり当期純利益金額		
当期純利益調整額	273百万円	ー
うち社債利息（税額相当額控除後）	273百万円	ー
普通株式増加数	11,053千株	ー
うち転換社債	11,053千株	ー
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	ー	ー

（重要な後発事象）

1．ヤマハメタニクス(株)（電子金属事業子会社）の再建について

当社 100%出資子会社のヤマハメタニクス株式会社（本社：静岡県磐田市）は、リードフレーム材や、ブラウン管に使用するシャドウマスク用材料のインバー材等の電子金属材料を手掛け、事業展開をして参りました。しかしながら、インバー材事業については、参入時とは異なり液晶パネルの大型化と供給過剰によりブラウン管需要が伸び悩み単価下落と相まって、大幅な損益悪化を招き、前期末には債務超過に陥りました。

当社は、同社の生産構造改革の実施、主力のリードフレーム材料を中心に銅系材料等の強化および財務体質の強化により損益改善が見込めるとの判断から、平成 15 年 5 月 9 日開催の取締役会において下記の通り同社の再建策を決定致しました。

1）再建策の概要

イ．事業撤退：インバー材の生産及び販売からの撤退（生産は 7 月で終了予定）

ロ．増資引受：下記内容にて増資の引き受けを予定
　増資払込額：35 億円

ハ．累損一掃：増資後、資本減少等により累損を一掃

2）ヤマハメタニクス株式会社の概要

社名　：ヤマハメタニクス株式会社　1991 年設立

所在地：静岡県磐田市新貝 2630

資本金：25 億円（当社 100%出資）

6．役員の異動

別紙の通り

03年3月期業績資料

ヤマハ株式会社

	前期実績 02年3月期		当期予想 (02/11/15発表) 03年3月期		当期実績 03年3月期		次期予想 04年3月期		次期中間期予想 03年9月期	
売上高	5,044億円		5,300億円		5,247億円		5,470億円		2,690億円	
国内売上高	2,900億円	(57.5%)	3,032億円	(57.2%)	3,121億円	(59.5%)	3,116億円	(57.0%)	1,585億円	(58.9%)
海外売上高	2,144億円	(42.5%)	2,268億円	(42.8%)	2,126億円	(40.5%)	2,354億円	(43.0%)	1,105億円	(41.1%)
営業利益	110億円	(2.1%)	245億円	(4.6%)	320億円	(6.1%)	320億円	(5.9%)	185億円	(6.9%)
経常利益	76億円	(1.5%)	250億円	(4.7%)	338億円	(6.4%)	350億円	(6.4%)	195億円	(7.2%)
当期利益	▲103億円	(▲2.0%)	185億円	(3.5%)	179億円	(3.4%)	290億円	(5.3%)	170億円	(6.3%)
為替レート	124円/US$ 107円/EUR		121円/US$ 115円/EUR		122円/US$ 116円/EUR		120円/US$ 125円/EUR		120円/US$ 125円/EUR	
ROE	▲5.2%		8.9%		8.6%		12.7%		7.6%	
ROA	▲2.0%		3.6%		3.5%		5.7%		3.2%	
1株当り利益	▲49.7円		89.7円		86.7円		140.7円		82.5円	
設備投資	166億円		180億円		169億円		240億円		130億円	
(減価償却費)	187億円		187億円		176億円		195億円		94億円	
研究開発費	225億円		230億円		224億円		225億円		113億円	
実質有利子負債(*1)	551億円		529億円		460億円		351億円		366億円	
(フリーキャッシュフロー)										
営業活動	290億円		260億円		330億円		492億円		129億円	
投資活動	▲104億円		▲205億円		▲216億円		▲260億円		▲128億円	
フリーキャッシュフロー	186億円		55億円		114億円		232億円		1億円	
期末在庫	843億円		800億円		801億円		731億円		859億円	
(要員数)										
国内	11,846人		11,940人		11,887人		12,019人		12,269人	
海外	11,174人		11,620人		11,676人		12,370人		13,507人	
合計(*2)	23,020人		23,560人		23,563人		24,389人		25,776人	
(内、新規連結)			(145人)		(153人)		(645人)		(647人)	
(事業別売上高)										
楽器	2,869億円	(56.9%)	2,975億円	(56.1%)	2,926億円	(55.8%)	3,020億円	(55.2%)	1,490億円	(55.4%)
AV・IT	952億円	(18.9%)	913億円	(17.2%)	837億円	(16.0%)	900億円	(16.5%)	395億円	(14.7%)
リビング	457億円	(9.1%)	466億円	(8.8%)	460億円	(8.8%)	475億円	(8.7%)	240億円	(8.9%)
電子機器・金属	366億円	(7.3%)	527億円	(9.9%)	606億円	(11.5%)	615億円	(11.2%)	330億円	(12.3%)
レクリエーション	216億円	(4.3%)	216億円	(4.1%)	209億円	(4.0%)	215億円	(3.9%)	105億円	(3.9%)
その他	184億円	(3.6%)	203億円	(3.8%)	209億円	(4.0%)	245億円	(4.5%)	130億円	(4.8%)
(事業別営業利益)										
楽器	47億円		98億円		98億円		120億円		70億円	
AV・IT	30億円		35億円		32億円		37億円		15億円	
リビング	10億円		9億円		5億円		8億円		8億円	
電子機器・金属	44億円		107億円		193億円		157億円		95億円	
レクリエーション	▲17億円		▲8億円		▲11億円		▲5億円		▲4億円	
その他	▲4億円		4億円		4億円		3億円		1億円	

(単独の状況)										
売上高	3,167億円		3,300億円		3,340億円		3,380億円		1,740億円	
営業利益	56億円	(1.8%)	110億円	(3.3%)	218億円	(6.5%)	145億円	(4.3%)	110億円	(6.3%)
経常利益	65億円	(2.2%)	115億円	(3.5%)	222億円	(6.6%)	140億円	(4.1%)	110億円	(6.3%)
当期利益	▲253億円	(▲8.0%)	80億円	(2.4%)	77億円	(2.3%)	120億円	(3.6%)	100億円	(5.7%)

＊1　実質有利子負債＝長短借入金＋転換社債－現預金

＊2　要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

Exhibit 6

03 JUL 11 7:21

2003年3月期
決算説明会

2003. 5. 12

ヤマハ株式会社

2003/3期 決算の概要

- 営業利益、当期利益は過去最高益を計上
  営業利益　320億円（過去最高　97/3　296億円）
  当期利益　179億円（過去最高　97/3　140億円）
- 売上高は5期振りに前期比増収（+4.0%）
  携帯電話用音源チップを中心とする半導体の増収が主因
- 銀行株式を中心とする保有株式の株価下落に伴う評価損を特別損失として計上（77億円）
- 構造改革費用としてリストラ関連の特別損失を計上（23億円）
- 期末棚卸資産は、ほぼ適正水準（前期末比▲42億円の801億円）
- 実質有利子負債は改善（前期末比91億円の減少）

業績概要

（億円）

	02/3実績	03/3実績	+/▲	前回予想 ('03/3/4発表)
売上高	5,044	5,247	+203	5,260
営業利益（営業利益率）	110 (2.1%)	320 (6.1%)	+210	275
経常利益（経常利益率）	76 (1.5%)	338 (6.4%)	+262	290
当期利益（当期利益率）	▲103 (▲2.0%)	179 (3.4%)	+282	170
EPS(円)	▲49.7	86.7	-	82.3
ROE(%)	▲5.2	8.6	-	-
1株あたり配当(円)	8	10	-	10

為替レート

		02/3	03/3	影響額
売上高	US$	125 円	122 円	▲20 億円
	EUR	110	121	+49
	他			+16
	計			+45 億円
利益	US$	124 円	122 円	+ 3 億円
	EUR	107	116	+41
	他			+ 5
	計			+49 億円

事業別売上高



5,044
5,247 (+4.0%)
5,202 (+3.1%)
レク他
400
418 (+4.5)
418
電子機器・金属
366
606 (+65.6)
606
リビング
457
460 (+0.7)
460
AV・IT
952
837 (▲12.1)
821 (▲13.8)
楽器
2,869
2,926 (+2.0)
2897 (+1.0)
(億円)
02/3
03/3
03/3
( )内は前年同期比
為替影響調整後

営業利益増減分析



(億円)
110
為替益 +49
営業粗利益改善 +70
製造損益改善 +110
販管費減 +11
年金 ▲30
320
02/3営業利益
03/3営業利益

事業別営業利益

（億円）

	02/3 実績	03/3 実績	+/▲	為替影響	実質 +/▲
楽器	47	98	+51	+33	+18
AV・IT	30	32	+2	+16	▲14
リビング	10	5	▲5		▲5
電子機器・金属	44	193	+149		+149
レクリエーション	▲17	▲11	+6		+6
その他	▲4	4	+8		+8
計	110	320	+210	+49	+161

2003/3期のまとめ

■「中核事業群」での収益力向上

(1) 楽器事業の増収増益

	02/3		03/3
売上高営業利益率	1.7%	→	3.3%

(2) AV・IT事業は、減収となるものの、収益性は改善

	02/3		03/3
売上高営業利益率	3.2%	→	3.9%

(3) 携帯用音源チップを中心とする半導体が大幅な増収増益を達成

半導体売上高　1.9倍

営業利益　3.2倍

■「生活・余暇事業群」、「部品素材事業群」での損失縮小

02/3		03/3
▲34億円	→	▲23億円

2003/3期の施策の進捗状況

◆楽器

・中国市場政策の推進

持ち株会社は、2003年4月予定通り業務開始

ピアノ・ギター工場　2004年4月生産開始

・国内成人市場の開拓

大人の音楽クラブ「ミューズクラブ札幌」オープン

成人専用音楽教室布石　52拠点（→3年後100拠点目標）

楽器レンタルサービススタート　2003年4月

「光るギターEZ-EG」16,000本を超えるヒット

・音楽制作市場開拓

アメリカで専任組織化

・メディア関連ビジネスの展開

ミュージック・イー・ネット設立　2002年9月

2003/3期の施策の進捗状況

◆AV・IT　ホームシアター新製品の拡充

SOHO、中小規模ネットワーク向けルータービジネス拡大

蘇州工場は予定どおり、2003年3月生産開始

◆半導体　携帯用音源チップビジネス拡大

韓国、中国への出荷急増

供給体制整備

◆ゴルフ　新製品「インプレス」ヒット

生産のアウトソーシングと業務改革による収益力回復

収益体質の強化

■ リストラクチャリングの推進　当期のP/L影響額

	当期のP/L影響額
・CDR/RWドライブ事業撤退（2003/3末）	7億円（特別損失）
・リゾート施設「寸座ビラ」閉鎖（2003/6末）	5億円（特別損失）
・「キロロ」ゴルフ場閉鎖（2003/10末）	10億円（特別損失）

■ 生き残りのためのアライアンス推進

・エア・ウォーター・リビング社との包括業務提携（2002/11月）

・仕上げ用ロボット分野でのファナック社との提携（2002/12月）

2004/3期計画

2004/3期の事業環境

■楽器
- 世界景気は不透明感拡大
- 消費市場としての中国のプレゼンス拡大とアコースティック分野(ピアノ、管楽器等)を中心に中国製品の台頭

■AV・IT
- ホームシアター市場の構造変化と競争激化
- デジタル化、ネットワーク化の進行

■リビング
- 新築住宅着工数減少継続
- 業界は、リフォーム需要に向けた動き活発化

■半導体
- 携帯電話での和音(複音)機能搭載が欧米で増加の動き

■電子金属
- 銅系リードフレーム材料市場は引き続き堅調

■レクリエーション
- 一層の低価格化と業界再編の進行

2004/3期の事業執行上のポイント

■連結利益の確保

■グローバル経営の推進、強化

■コンプライアンスの強化

2004/3期 業績予想

(億円)

	03/3実績			04/3予想			増減率	04/3 中期計画
	上	下	計	上	下	計		
売上高	2,537	2,710	5,247	2,690	2,780	5,470	+4.3%	5,600
営業利益	131	189	320 (6.1%)	185	135	320 (5.9%)	-	250
経常利益	142	196	338 (6.4%)	195	155	350 (6.4%)	+3.6%	200
当期利益	100	79	179 (3.4%)	170	120	290 (5.3%)	+62.0%	150
EPS(円)	-	-	86.7	-	-	140.7	-	-
ROE(%)	-	-	8.6	-	-	12.7	-	-
1株あたり配当(円)	5	5	10	5	5	10	-	-

為替レート

		<03/3実績> 上	下	計	<04/3予想> 上	下	計	影響額
売上高	US$	123円	121円	122円	120円	120円	120円	▲15億円
	EUR	117	125	121	125	125	125	+21
	他	-						▲1
	計							+5億円
利益	US$	122	121	122	120	120	120	0億円
	EUR	115	118	116	125	125	125	+35
	他	-						0
	計							+35億円

事業別売上高予想



(億円)
5,247
5,470 (+4.3%)
5,465 (+4.2%)
レク 他
電子機器・金属
リビング
AV・IT
楽器
418
606
460
837
2,926
460 (+10.0)
615 (+1.5)
475 (+3.3)
900 (+7.5)
3,020 (+3.2)
460
615
475
897 (+7.2)
3018 (+3.1)
03/3
( )内は前期比
04/3
(予想)
04/3
為替影響調整後

営業利益増減分析



(億円)
為替益
+35
製造損益改善
+33
営業粗利益率減
▲11
販管費増
▲46
内新規連結 ▲30
年金
▲11
320
320
03/3営業利益
04/3営業利益(予想)

2004/3期 事業別営業利益予想

(億円)

	03/3 実績	04/3 予想	+/▲	為替影響	実質 +/▲
楽器	98	120	+22	+22	0
AV・IT	32	37	+ 5	+13	▲ 8
リビング	5	8	+ 3		+ 3
電子機器・金属	193	157	▲36		▲36
レクリエーション	▲11	▲ 5	+ 6		+ 6
その他	4	3	▲ 1		▲ 1
計	320	320	0	+35	▲35

棚卸資産



月数
期末棚卸資産
月平均売上高
2.26
2.01
1.83
1.60
(億円)
977
338
65
129
445
843
279
37
86
441
801
248
61
84
408
731
256
44
66
365
仕掛/材料
他製品
AV·IT
楽器
01/3
02/3
03/3
04/3
(予想)

フリーキャッシュフロー



(億円)
186
114
232
01/3
02/3
03/3
04/3
(予想)
▲145

実質有利子負債等



(億円)
1,107
932
828
614
リゾート会員権
実質有利子負債
403
704
381
551
368
460
263
351
01/3
02/3
03/3
04/3
(予想)

個別事業の施策

楽器事業施策

■市場別政策

国内市場
- 業務改革による効率UPと固定費削減による収益性の改善
- 成人需要開拓のための普及・商品政策の推進

欧米市場
- 市場の成長とシェアアップによる安定的売上増
- 欧州統括会社軌道乗せによる経営効率の向上

アジア市場
- 経営資源の集中投下による積極的市場開拓と売上拡大
- 特に中国・韓国での現法設立による市場開拓のスピードアップ

■商品政策
- 成長の見込める音楽制作市場向けビジネスの拡大
  商品の継続的市場投入と欧米での業務用販売ルート開拓と体制強化
- 成人向けビジネスモデルの開発
  商品開発/普及プログラム開発/拠点布石

国内成人需要の開拓

■ 普及基盤の整備

・Unistyle	郊外型の新コンセプト教室を20会場布石（中期布石目標200会場）
・コア100	都市型成人専用教室を20会場布石（中期布石目標100会場）
・MuseClub	新しい会員制音楽スタジオ 札幌で運営ノウハウ確立後、全国展開へ

■ マーケティング施策及び商品政策

・楽器レンタル	全国400拠点でスタート
・ネットによる直販	ミュージック・イー・ネットのスタート
・差別化商品の開発	光るギター、サウンドスケッチャー、サイレントギターに次ぐ商品の開発

中国市場政策(1)

■持株会社「雅馬哈楽器音響有限公司」(2003/4活動開始)でマーケティングの一元化を目指す。
■楽器(ピアノ・ギター)生産拠点「杭州雅馬哈楽器有限公司」の新規立ち上げ



雅馬哈楽器音響(中国)有限公司
2003年4月営業開始
北京
天津
販売拠点
生産拠点
上海
蕭山
杭州
杭州雅馬哈楽器有限公司
広州
中国楽器市場推移
(億円)
530
600
660
830
1100
ヤマハシェア
11%
11%
12%
15%
21%
2000
2001
2002
2003
2006

中国市場政策(2)

楽器/AVを中心に「営業統括機能」と「投資管理機能」を推進

雅馬哈音楽音響(中国)投資有限公司 YMEC

既存販売・生産拠点

■重点施策
- ・マーケティング一元化による展開
  - 販売網開拓と育成
- ・市場適合商品の開発と市場参入
  - ピアノ、電子楽器、PA、ギター等
- ・ヤマハ音楽教室展開のスタディ
- ・ブランド訴求/市場啓蒙強化
  - 専門家/音大 対策
  - トレードショーへの出展
  - 顧客対策 (A/S体制、安全規格対応等)

着メロ事業の積極的展開

■重点施策

国内：10代をターゲットにしたサイト構築と広告宣伝強化
　　他業界との提携（出版、コンビニ、MTV）推進
海外：欧米での現地体制構築（編集・企画・制作体制）
　　現地から海外通信業者へのアプローチ強化

■海外事業展開動向

● 既展開国と通信業者

中国	…	e-Dongcity, CMCC
台湾	…	TCC, KGT, TAT, CHT
香港	…	Hutchison
スペイン	…	Telefonica
ドイツ	…	E－Plus
オランダ	…	KPN
ベルギー	…	BASE

■ 予定展開国

フランス、イタリア、イギリス、アメリカ



着メロ会員数
(万人)
20
海外
国内お試し会員
国内正規会員
5
10
14
130
60
20
01/3
02/3
03/3
04/3
(予想)

AV・IT事業売上/営業利益

■市場環境
- ・市場のグローバル化と製品のデジタル化/ネットワーク化
- ・競争激化と業界再編、中国製/中国ブランドの普及
- ・ホームシアターの裾野需要拡大と低価格化の進行
- ・ブロードバンド化とルーターの低価格化



売上高
営業利益
(億円)
1,002
952
837
900
IT
AV
39
30
32
37
01/3
02/3
03/3
04/3
(予想)

AV・IT事業施策 (1)

1. 既存事業で競争戦略の推進
- ・コア事業<ホームシアター>で競争に勝つ
  - 当社が強みとする単品アンプ・レシーバーの増売
  - 市場ニーズに沿った普及価格商品と一体型シネマステーションの開発・投入
- ・SOHO/SI向けルーターソリューションビジネスの拡大
- ・通信カラオケNo.1戦略推進



DIGITAL THEATER
CinemaStation S80
RTX2000
RT56v
RT55i
DAM

AV･IT事業施策 (2)

2. 新規事業開拓で成長戦略の推進
- ･MusicCAST/AV Stationの展開
- ･映像事業の推進


MusicCAST
DPX-1000

AV･IT事業施策 (3)

3. 中国市場政策の展開
- ･傘型統括会社のセールスマーケティング体制整備
- ･雅馬哈電子(蘇州)有限公司(YES)の生産軌道乗せ






中国AV売上推移
(億円)
17
18
37
70
100
02/3
03/3
04/3 (予想)
05/3 (予想)
06/3 (予想)

半導体事業売上/営業利益

音源チップの数量増は見込まれるものの、単価ダウンを折り込んだため売上微増、利益ダウンを予想


売上高
営業利益
(億円)
268
245
460
488
01/3
02/3
03/3
04/3 (予想)

半導体の重点施策

■音源チップ数量の更なる拡大と収益性の確保
- ･国内顧客の高シェア維持と海外モデルへの搭載率UP
- ･SMAFを梃子にアジアに続き欧州、北米での販売を強化
- ･アジア顧客(韓国、中国、台湾ODM)の高シェア維持

■供給体制の維持
- ･外部委託先の確保とOEMコントロール

■アミューズメントでの音源シェア維持と画像シェアの奪還

■新規分野商品の確実な立ち上げ

世界の携帯電話端末市場動向

■ 年間販売4億台強で再度成長基調に乗り始める

■ キャリアの新たなサービス提供と端末の高機能化による買い替えが促進中

■ 韓国サムスンが輸出を含めて急進

■ 中国市場が著しく伸長･･･所有台数2億台突破
特にローカルメーカーのシェアが拡大

■ 欧米ではカラー化やIP接続機能の普及に伴って和音音源搭載率が増加傾向


(億台)
5
4
3
2
1
99
00
01
02
03 (予想)

Source:「日経マーケット･アクセス」

新音源チップ MA-5の概要

■ 最大同時発音数 64音
FM音源32音 ＋ Wave Table32音

■ 今後のコンテンツの多様化に応えるための音色バラエティーの拡大
(例)ゲームコンテンツに対応したヒューマノイドボイス
(簡単な言葉を発声)

■ 既存顧客に現行MA-3(40和音音源チップ)からの置き換え働きかけ中

電子金属事業

■市場環境　・半導体、電子部品用金属材料への需要は中期的には安定的
・材料の高機能、高品質化の動きと完成品メーカーのコスト意識の高まり

■重点施策　・銅系リードフレーム材料のシェア拡大と加工品ビジネス強化
・インバー材事業のスムーズな撤退



(億円)
□ 売上高
▨ 営業利益
164
119
145
127
他
インバー
リードフレーム
5
▲20
▲18
6
01/3
02/3
03/3
04/3
(予想)

リビング事業

■市場環境　・住宅着工数の減少継続とリフォーム市場拡大
・生き残りのための業務提携、資本統合の動き

■重点施策　・製造コストダウンによる損益分岐点引き下げ
・エア・ウォーター・リビング社との提携効果具現化
・リフォーム事業収益化のビジネスモデル確立



住宅着工
1,213
1,173
1,146
持家＋戸建分譲
※国土省「住宅着工統計」
563
496
481
(千戸)
469
457
460
475
(億円)
□ 売上高
▨ 営業利益
他
83
64
51
50
キッチン
173
175
182
186
浴室
213
9
218
10
227
5
239
8
01/3
02/3
03/3
04/3 (予想)

レクリエーション事業

■市場環境　・国内景気の低迷継続とライフサイクルの変化

■重点施策　・営業効率向上と仕入れコストダウンによる損益分岐点引き下げ
・年間集客数200万人の確保
・施設ごとの収益性を定期的にモニター



集客数
(万人)
186
200
196
206
(億円)
□ 売上高
▨ 営業利益
218
216
209
215
▲13
▲17
▲11
▲5
01/3
02/3
03/3
04/3
(予想)

その他事業

■市場環境　・国内景気低迷下での競争激化
・完成品メーカーからの絶えざるコストダウン圧力

■重点施策　・携帯電話用Mg部品事業の損益改善
・自動車用内装部品は製法改革によるコストダウンと新規顧客拡大
・ゴルフ事業のビジネスモデル確立



(億円)
□ 売上高
▨ 営業利益
221
184
209
245
87
65
95
129
YFT 他
20
15
24
23
ゴルフ/スポーツ
114
104
90
93
自動車部品
5
▲3
4
3
01/3
02/3
03/3
04/3
(予想)

付属資料

国内楽器市場推移
<カテゴリー別 (除 PA)>



卸金額
(億円)
1,601
1,554
(97%)
1,440
(93%)
1,309
(91%)
1,195
(91%)
1,115
(93%)
管楽器
弦打楽器
シンセ 等
ポータブルKBD
電子ピアノ
電子オルガン
ピアノ
97
98
99
00
01
02

Source：経済産業省雑貨統計をベースとした当社推定(暦年)
( )内は前期比


ヤマハ楽器売上推移
＜国内単独ベース売上高＞
卸金額
(億円)
822
758
(92%)
698
(92%)
649
(93%)
632
(97%)
604
(96%)
242
364
216
214
321
223
192
289
217
202
245
202
203
229
200
190
218
196
その他楽器
電子楽器
ピアノ
99/3
00/3
01/3
02/3
03/3
04/3
(予想)
( )内は前期比


アメリカの楽器市場推移
＜楽器と音響機器＞
小売金額
(10億$)
5.68
6.15
(108%)
6.42
(104%)
6.80
(106%)
7.15
(105%)
6.88
(96%)
6.97
(101%)
96
97
98
99
00
01
02
Source:International Music Products Association(Music USA 2003)
( )内は前期比


アメリカのピアノ需要推移
＜カテゴリー別＞
小売金額
(百万$)
629
714
(114%)
799
(112%)
798
(100%)
834
(105%)
685
(82%)
693
(101%)
自動演奏ピアノ
アップライトピアノ
グランドピアノ
96
97
98
99
00
01
02
Source:International Music Products Association(Music USA 2003)
( )内は前期比


アメリカの楽器市場の四半期動向
◆楽器全体市場
◆ピアノのみ
□2001
▨2002
( )内は前年同期比
(102%)
(101%)
(100%)
(103%)
(105%)
(97%)
(98%)
(103%)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q


ヤマハ楽器売上推移
＜アメリカ＞
卸金額
(百万$)
421
464
(110%)
530
(114%)
520
(98%)
470
(90%)
501
(107%)
524
(105%)
98/3
99/3
00/3
01/3
02/3
03/3
04/3
(予想)
( )内は前期比


ヤマハ楽器売上推移
＜ドイツ＞
卸金額
(百万DM)
313
337
(108%)
361
(107%)
371
(103%)
364
(98%)
376
(103%)
387
(103%)
98/3
99/3
00/3
01/3
02/3
03/3
04/3
(予想)
( )内は前期比


ヤマハ楽器売上推移
<イギリス>
卸金額
(百万£)
52
56
(108%)
56
(100%)
57
(102%)
60
(105%)
63
(105%)
66
(105%)
98/3
99/3
00/3
01/3
02/3
03/3
04/3
(予想)
( )内は前期比


ヤマハ楽器売上推移
<フランス>
卸金額
(百万FRF)
336
348
(104%)
370
(106%)
378
(102%)
400
(106%)
414
(104%)
428
(103%)
98/3
99/3
00/3
01/3
02/3
03/3
04/3
(予想)
( )内は前期比


アジア主要国の経済成長率と
楽器売上高
経済成長率
3.9%
4.5%
3.2%
3.8%
3.0%
7.4%
6.0%
シンガポール
マレーシア
インドネシア
タイ
台湾
中国
韓国
前期比増減率
(1%)
(27%)
(30%)
(7%)
(▲18%)
(14%)
(注*)
YMコリアは
2002年1月
営業開始


ホームシアター全世界市場規模
(ホームシアターシステム+アンプ・レシーバー)
■ ホームシアターシステム+アンプ・レシーバー
■ 内アンプ・レシーバー
数量
(万台)
734
782
971
1,200
375
343
351
340
00
01
02
03
(予想)


国内AVアンプ
金額マーケットシェア(GfK)
■その他
□デノン
□パイオニア
□オンキョー
□ソニー
■ヤマハ
'99
'00
'01
'02


国内ホームシアターシステム
金額マーケットシェア
2003年:1~4月
□その他
□デノン
□パイオニア
□オンキョー
□ソニー
□ヤマハ
'01
'02
'03

アメリカAVレシーバー台数市場規模 年次累計(CEA)



千セット
Stand-alone + HTIB
Stand-alone
HTIB
2,640
1,654
986
4,551
2,793
1,758

アメリカAV レシーバー 金額シェア 年次累計



23.2%
19.1%
14.5%
YAMAHA
SONY
DENON
PIONEER
ONKYO
TECHNICS
Dec.95
May.97
Apr.98
Dec.98
Aug.99
Apr.00
Dec.00
Aug.01
Apr.02
Dec.02

ドイツAVレシーバー・アンプ 金額シェア 年次累計



30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.7%
16.9%
SONY
YAMAHA
TECHNICS
KENWOOD
ONKYO
PIONEER
DENON

地域別売上高



(億円)
5,044
5,247 (+4.0%)
5,470 (+4.3%)
他
欧州
北米
日本
475
734
935
2,900
457 (▲3.8)
772 (+5.2)
897 (▲4.1)
3,121 (+7.6)
544 (+19.0)
861 (+11.5)
949 (+5.8)
3,116 (▲0.2)
02/3
03/3
04/3
(予想)
( )内は前期比

地域別営業利益

(億円)

	02/3 実績	03/3 実績	前期比 +/▲	04/3 予想	前期比 +/▲
日本	32	234	+202	193	▲41
北米	34	33	▲1	52	+19
欧州	6	24	+18	36	+12
その他地域	37	34	▲3	39	+ 5
消去	1	▲5	▲6		+ 5
計	110	320	+210	320	0

営業外収支

(億円)

	02/3 実績	03/3 実績	04/3 予想
持分法投資利益	30	76	90
金融収支	▲22	▲14	▲15
その他営業外収支	▲42	▲44	▲45
計	▲34	+18	+30

特 別 損 益

（億円）

	02/3 実績	03/3 実績	04/3 予想
固定資産処分損益	▲ 17	▲10	▲ 2
投資有価証券損益	▲112	▲82	-
リストラ特別損失		▲23	-
そ　の　他	▲ 6	3	▲ 3
計	▲135	▲112	▲ 5

設備投資・減価償却費

（億円）



148
(173)
設備投資
減価償却費
166
(187)
169
(176)
240
(195)
01/3
02/3
03/3
04/3
(予想)

研究開発費

（億円）



212
225
224
225
50
59
54
58
電子機器 他
50
51
52
51
AV･IT
112
115
118
116
楽 器
01/3
02/3
03/3
04/3
(予想)

期末従業員数



期末従業員数
*( )内は、新規連結
23,020
23,563(153)
24,389
(645)
海外
11,174
11,676
12,370
国内
02/3
03/3
04/3予想
定年退職者予測
ヤマハ㈱
(人)
166
176
175
225
250
361
02/3
03/3
04/3
05/3
06/3
07/3

予想貸借対照表

（億円）

	02/3末	02/9末	03/3末	04/3末
現預金	411	403	445	408
売上債権	718	814	791	750
棚卸資産	843	907	801	731
他流動資産	139	153	174	177
固定資産	2,986	2,961	2,916	3,048
資産計	5,097	5,238	5,127	5,114
仕入債務	369	425	395	400
借入金	718	855	904	759
転換社債	243	243	0	0
他負債	1,747	1,655	1,683	1,541
資本計	2,020	2,060	2,145	2,414
負債・資本計	5,097	5,238	5,127	5,114

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。


YAMAHA
感動を・ともに・創る

Presentation of Financial Statements for Fiscal 2003

May 12, 2003

YAMAHA CORPORATION

Exhibit 6

Financial Summary for the Fiscal Year Ended March 31, 2003

■Operating income and net income reached new record high levels.

Operating income was ¥32.0 billion (previous record: ¥29.6 billion in FY1997)

Net income was ¥17.9 billion (previous record: ¥14.0 billion in FY1997)

■Net sales increased for the first time in five years, rising 4.0%.

The main factor behind the increase was growth in sales of electronic equipment products, particularly mobile phone sound chips.

■The Company recorded an extraordinary loss on the revaluation of securities (¥7.7 billion). This reflected the sharp drop in Japanese stock prices, particularly prices of bank stocks.

■An extraordinary loss was recorded due to restructuring-related expenses (¥2.3 billion)

■Inventory assets were reduced to close to optimal levels (down ¥4.2 billion during the year, to ¥80.1 billion at the end of FY2003)

■The burden of actual interest-bearing debt was lightened (down ¥9.1 billion compared with the end of FY2002)

Performance Outline

(Billions of Yen)

	FY2002	FY2003	Increase/ (Decrease)	Initial Projection (announced on March 4, 2003)
Net Sales	504.4	524.7	20.3	526.0
Operating Income (Operating Income Ratio)	11.0 (2.1%)	32.0 (6.1%)	21.0	27.5
Recurring Profit (Recurring Profit Ratio)	7.6 (1.5%)	33.8 (6.4%)	26.2	29.0
Net Income (Net Income Ratio)	(10.3) ((2.0)%)	17.9 (3.4%)	28.2	17.0
EPS (Yen)	(49.7)	86.7	—	82.3
ROE (%)	(5.2)	8.6	—	—
Dividends per Share (Yen)	8	10	—	10

Currency Exchange Rates

		FY2002	FY2003	Impact (Billions of Yen)
Net Sales	US$	¥125	¥122	- ¥2.0
	EUR	¥110	¥121	+ ¥4.9
	Others			+ ¥1.6
	Total			+ ¥4.5
Profit	US$	¥124	¥122	+ ¥0.3
	EUR	¥107	¥116	+ ¥4.1
	Others			+ ¥0.5
	Total			+ ¥4.9

Net Sales by Business Segment

(Billions of Yen)



504.4
524.7
(+4.0%)
520.2
(+3.1%)
Recreation and Others
40.0
41.8
(+4.5)
41.8
Electronic Equipment and Metal Products
36.6
60.6
(+65.6)
60.6
Lifestyle-Related Products
45.7
46.0
(+0.7)
46.0
AV/IT
95.2
83.7
(-12.1)
82.1
(-13.8)
Musical Instruments
286.9
292.6
(+2.0)
289.7
(+1.0)
FY2002
FY2003
FY2003
After translation adjustments

* Figures in parentheses represent changes from the previous period.

Breakdown of Operating Income/Loss



(Billions of Yen)
11.0
Gain on Foreign Exchange
+4.9
Increase in Net Sales
+7.0
Decrease in Manufacturing Costs
+11.0
Decrease in SG&A Expenses
+1.1
Pension Obligations
-3.0
32.0
Operating Income for FY2002
Operating Income for FY2003

Operating Income by Business Segment

(Billions of Yen)

	FY2002	FY2003	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	4.7	9.8	5.1	3.3	1.8
AV/IT	3.0	3.2	0.2	1.6	(1.4)
Lifestyle-Related Products	1.0	0.5	(0.5)		(0.5)
Electronic Equipment and Metal Products	4.4	19.3	14.9		14.9
Recreation	(1.7)	(1.1)	0.6		0.6
Others	(0.4)	0.4	0.8		0.8
TOTAL	11.0	32.0	21.0	4.9	16.1

FY2003 Overview of Performance by Business Field

■ **Improved profitability in core businesses**

(1) Higher sales and profitability in musical instruments

	FY2002		FY2003
Ratio of operating income to net sales	1.7%	→	3.3%

(2) Lower sales but improved profitability in AV/IT products

	FY2002		FY2003
Ratio of operating income to net sales	3.2%	→	3.9%

(3) Large gains in sales and profitability in electronic equipment, particularly with regard to mobile phone sound chips

Net sales of electronic equipment	up 190%
Operating income	up 320%

■ **Reduction of losses of the Lifestyle-Related and Leisure group and Electronic Parts and Materials group**

	FY2002		FY2003
Operating loss	¥3.4 billion	→	¥2.3 billion

FY2003 Progress in Management Strategies

◆Musical Instruments

- **Progress in Chinese market strategies**

  Local holding company began operating on schedule in April 2003

  Piano/guitar factory will begin operating in April 2004

- **Development of adult clientele in Japan**

  Opening of Muse Club Sapporo , a music club for adults

  Initial group of adult music schools established in 52 locations (goal of increasing number of locations to 100 in three years)

  Instrument rental service initiated in April 2003

  Sales of the EZ-EG, electric guitar with 12 lighted frets surpass 16,000

  (this hit product illuminates proper fingering locations to guide learners)

- **Development of music production market**

  Specialized business development team created in the United States

- **Development of media-related business**

  Music E-NET INC. established in September 2002

FY2003 Progress in Management Strategies

◆AV/IT

Strengthening the product line of new home theater products

Growth in sales of router products for SOHO and small/medium-sized networks

Yamaha Electronics (Suzhou) Co., Ltd. began production

on schedule in March 2003

◆ Electronic Equipment

Growth in sales of mobile phone sound chips

Growth in shipments to Korea and China

Expanding supply capabilities

◆Golf

New product INPRES" became a big hit

Restoration of profitability through manufacturing outsourcing and operational reforms

Bolstering the Profit Structure

■Restructuring measures	Impact on Profitability
Withdrawal from CDR/RW drive business (March 31, 2003)	¥0.7 billion (extraordinary loss)
Closure of Sunza Villa resort facility (June 30, 2003)	¥0.5 billion (extraordinary loss)
Closure of Kiroro golf course (Oct. 31, 2003)	¥1.0 billion (extraordinary loss)

■Alliances to Ensure Corporate Survival

Comprehensive operational tie-up with Air Water Living Inc. (Nov. 2002)

Alliance with FANUC Ltd., in the field of robots for finishing processes (Dec. 2002)

Forecast for FY2004

FY2004 Operating Environment (1)

■Musical Instruments

Growing difficulty of predicting trends in global economy

China's increasing presence as a consumer market and emergence as a manufacturer, particularly in the area of acoustic instruments (pianos, wind instruments, etc.)

■AV/IT

Structural change and intensifying competition in home theater market

Progressive increase in use of digital technologies and networks

■Lifestyle-Related Products

Continued downtrend in new housing construction starts

Stimulation of industry through response to renovation-related demand

FY2004 Operating Environment (2)

■ Semiconductors

Growing demand in the United States and Europe due to introduction of polyphonic sound chips for mobile phones

■ Electronic Metal

Continued robustness of copper lead-frame material market

■ Recreation

Continued movement toward lower-priced services and industry restructuring

Principal Business Execution Focus in FY2004

- Securing Consolidated Profitability
- Promoting and Strengthening Global Management
- Increasing the Rigor of Compliance Systems

Forecasts of Business Performance for FY2004

(Billions of Yen)

	FY2003 Results			FY2004 Forecasts			Increase/ (Decrease)	FY2004 Initial Medium-Term Management Plan Goals
	1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year		
Net Sales	253.7	271.0	524.7	269.0	278.0	547.0	+4.3%	560.0
Operating Income (Operating Income Ratio)	13.1	18.9	32.0 (6.1%)	18.5	13.5	32.0 (5.9%)	—	25.0
Recurring Profit (Recurring Profit Ratio)	14.2	19.6	33.8 (6.4%)	19.5	15.5	35.0 (6.4%)	+3.6%	20.0
Net Income (Net Income Ratio)	10.0	7.9	17.9 (3.4%)	17.0	12.0	29.0 (5.3%)	+62.0%	15.0
EPS (Yen)	—	—	86.7	—	—	140.7	—	—
ROE (%)	—	—	8.6	—	—	12.7	—	—
Dividends per Share (Yen)	5	5	10	5	5	10	—	—

Currency Exchange Rates

		FY2003 Results			FY2004 Results			Impact (Billions of Yen)
		1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	
Net Sales	US$	¥123	¥121	¥122	¥120	¥120	¥120	- ¥1.5
	EUR	¥117	¥125	¥121	¥125	¥125	¥125	+ ¥2.1
	Others	—						- ¥0.1
	Total							+ ¥0.5
Profit	US$	¥122	¥121	¥122	¥120	¥120	¥120	¥0.0
	EUR	¥115	¥118	¥116	¥125	¥125	¥125	+ ¥3.5
	Other	—						¥0.0
	Total							+ ¥3.5

Forecasts of Net Sales by Business Segment



(Billions of Yen)
Recreation and Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
524.7
41.8
60.6
46.0
83.7
292.6
547.0
(+4.3 %)
46.0
(+10.0%)
61.5
(+1.5%)
47.5
(+3.3%)
90.0
(+7.5%)
302.0
(+3.2%)
546.5
(+4.2 %)
46.0
61.5
47.5
89.7
(+7.2%)
301.8
(+3.1%)
FY2003
FY2004
(Projected)
FY2004
After translation adjustments

* Figures in parentheses represent changes from the previous period.

Forecast Breakdown of Operating Income/Loss


(Billions of Yen)
Including expenses of three newly consolidated companies
Decrease in Gross Profit Margin
32.0
+3.5
Gain on Foreign Exchange
+3.3
Decrease in Manufacturing Costs
-1.1
-4.6
Increase in SG&A Expenses
-1.1
Pension Obligations
32.0
Operating Income for FY2003
Operating Income for FY2004 (Projected)

Forecasts of Operating Income by Business Segment

(Billions of Yen)

	FY2003 Results	FY2004 Forecasts	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)
Musical Instruments	9.8	12.0	2.2	2.2	0.0
AV/IT	3.2	3.7	0.5	1.3	(0.8)
Lifestyle-Related Products	0.5	0.8	0.3		0.3
Electronic Equipment and Metal Products	19.3	15.7	(3.6)		(3.6)
Recreation	(1.1)	(0.5)	0.6		0.6
Others	0.4	0.3	(0.1)		(0.1)
TOTAL	32.0	32.0	0.0	3.5	(3.5)

Inventory


Months
Inventory at the end of the Term
Average Net Sales per Month
2.26
2.01
1.83
1.60
(Billions of Yen)
97.7
84.3
80.1
73.1
33.8
6.5
12.9
44.5
27.9
3.7
8.6
44.1
24.8
6.1
8.4
40.8
25.6
4.4
6.6
36.5
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
FY2001
FY2002
FY2003
FY2004
(Projected)

Free Cash Flow



(Billions of Yen)
FY2001
(14.5)
18.6
FY2002
11.4
FY2003
23.2
FY2004
(Projected)

Interest-Bearing Liabilities



(Billions of Yen)
Resort Deposits
Long-Term Debt (Excluding Cash and Deposits)
110.7
40.3
70.4
93.2
38.1
55.1
82.8
36.8
46.0
61.4
26.3
35.1
FY2001
FY2002
FY2003
FY2004 (Projected)

Measures in Individual Business Fields

Measures for Musical Instruments

- Market-Specific Policies

Japanese market

Increasing efficiency through operational reforms and enhancing profitability through the reduction of fixed expenses

Implementing promotional and product strategies for developing demand among adults

European & U.S. markets

Maintaining stable sales growth based on market growth and increase in market shares

Increasing management efficiency by developing the capabilities of the newly established European holding company/headquarters

Asian markets

Proactively developing markets and expanding sales through a concentrated investment of management assets

Accelerating market development in China and Korea through the establishment of subsidiaries

- Product Policies

Expanding business meeting the needs of the music production market, which is projected to grow

Continually launching new products and developing marketing routes for commercial audio products and strengthening operating systems in Europe and the United States.

Developing business models for adult market

Developing products and promotional programs and establishing music schools for adults

Developing Demand among Adults in Japan

■ Developing a base of music schools for adults

・Unistyle	Establishing 20 new-concept, suburban-style schools (medium-term goal of establishing 200 schools)
・Core 100	Establishing 20 new-concept, urban-style schools specializing in adult education (medium-term goal of establishing 100 schools)
・MuseClub	New member-system music studio (proceed nationwide after accumulating expertise in Sapporo)

■ Marketing and product development strategies

・Instrument rental	Beginning at 400 locations
・Direct sales via Internet	Start of Music E-NET INC.
・Development of highly differentiated products	Developing such innovative products as the EZ-EG: electric guitar with 12 lighted frets, sound sketcher:MP-3 recorder and silent guitars

Strategies in the Chinese Market (1)

- Unifying marketing operations in China under the China-based holding company Yamaha Music & Electronics (China) Co., Ltd. (began operating in April 2003)
- Establishing a piano and guitar factory in Hangzhou Hangzhou Yamaha Musical Instruments Co., Ltd.



Yamaha Music & Electronics
(China) Co., Ltd.
Began operating in April 2003
Beijing
Tianjin
Marketing locations
Manufacturing locations
Shanghai
Xiaoshan
Hangzhou
Hangzhou Yamaha Musical
Instruments Co., Ltd.
Guangzhou



(Billions of Yen)
Trends in China's Musical
Instrument Market
53
60
66
83
110
Yamaha's Market Share
11%
11%
12%
15%
21%
2000
2001
2002
2003
2006

Strategies in the Chinese Market (2)

Promoting integrated marketing capabilities and investment administration capabilities focused primarily on musical instruments and AV products

Yamaha Music & Electronics (China) Co., Ltd. (YMEC)

Existing marketing and manufacturing bases

■Emphasized measures

Expanding operations by unifying marketing activities

Establishing and growing the sales network

Developing and launching products tailored to the market

Pianos, digital musical instruments, professional audio products, guitars, etc.

Studying the expansion of Yamaha music schools

Strengthening the YAMAHA brand and stimulating market development

- Measures focused on professional musicians and on music education institutions
- Participation in trade shows
- Customer response (A/S system, safety standard response, etc.)

Proactive Development of Ringing Melodies Distribution Service Business

■ Emphasized Measures

Domestic:

Building websites that primarily target teenagers, augmenting advertising and promotional activities

Promoting collaboration with other industries (such as publishing, convenience stores, and MTV)

Overseas:

Building organizations in European and U.S. subsidiaries for editing, planning, and production

Promoting local initiation of relationships with overseas communications companies

■ Overseas Business Development Situation

- **Countries where development is ongoing and relevant communications companies**

China	e-Dongcity, CMCC
Taiwan	TCC, KGT, TAT, CHT
Hong Kong	Hutchison
Spain	Telefonica
Germany	E-Plus
Netherlands	KPN
Belgium	BASE

- **Countries where future business development is slated**

France, Italy, United Kingdom, United States



(Thousands of People)
Number of ring melodies distribution service members
Overseas regular members
Domestic trial members
Domestic regular members
50
1,600
100
200
3,050
140
600
3,100
200
1,300
3,550
01/3
02/3
03/3
04/3
(Projected)

Net Sales/Operating Income in AV/IT Business

■ Market Environment

(Billions of Yen)

Market globalization and product digitization and networking

Intensification of competition and industrial reorganization, increasing diffusion of Chinese products and Chinese brands

Expansion of demand for home theater and general trend toward lower prices

Increasing use of broadband and lower-priced routers



(Billions of Yen)
Net Sales
Operating Income
IT
AV
100.2
95.2
83.7
90.0
3.9
3.0
3.2
3.7
01/3
02/3
03/3
04/3
(Projected)

Measures in AV/IT Business (1)

1. **Implementing strategies for augmenting competitiveness in existing business fields**

Overcoming competition in the core business field of home theaters

Increasing sales of products the Company is particularly strong in, such as component-type AV amplifiers and receivers

Meeting market needs by developing and launching relatively low-end products and all-in-one type of CinemaStation products

Expanding router solutions business aimed at small office, home office (SOHO) customers and system integrators (SI)

Implementing strategies aimed at being the top company in the online karaoke market





RTX2000



RT56v



RT55i



CinemaStation S80



DAM

Measures in AV/IT Business (2)

2. **Implementing strategies for developing business in new growth fields**

   Developing MusicCAST/AV Station business

   Promoting visual product business




MusicCAST



DPX-1000

Measures in AV/IT Business (3)

3. Implementing strategies for developing business in the Chinese market

   Creating stronger sales and marketing systems centered on the new local holding company

   Beginning full-scale manufacturing operations at Yamaha Electronics (Suzhou) Co., Ltd. (YES)







Net Sales of AV Products in China
(Billions of Yen)
1.7
1.8
3.7
7.0
10.0
02/3
03/3
04/3 (Projected)
05/3 (Projected)
06/3 (Projected)

Net Sales/Operating Income in Semiconductor Business

Although the sales volume of sound chips is expected to rise, because of lower unit prices, net sales are Projected to increase only slightly while profitability decreases.



(Billions of Yen)
Net Sales
Operating Income
26.8
24.5
46.0
48.8
01/3
02/3
03/3
04/3
(Projected)

Key Measures in Semiconductor Business

■ **Further expanding sound chip sales volume while securing related profitability**

Maintaining a high market share with domestic customers and increasing sound chips in overseas models

Strengthening sales in Europe and the United States by using SMAF (Synthetic Music Mobile Application Format) to leverage our success in Asia.

Maintaining a high share of Asian customers (Korea, China, Taiwan ODM)

■ **Maintaining strong supply capabilities**

Creating relationships with external subcontractors and exercising OEM-system controls

■ **Maintaining market share in sound chips for amusement devices and recovering market share in graphic LIS chips**

■ **Ensuring the timely launch of products in new business fields**

Trends in the Global Market for Mobile Phones

- Renewed trend of growth, with annual sales topping the 400 million unit mark
- Promotion of replacement purchases due to carriers' provision of new services and the addition of new phone functions
- Korea-based Samsung rapidly expanding sales, including export sales
- Sharp expansion in Chinese market: total number of mobile phones in use surpasses 200 million, and market share of local manufacturers expands
- In Europe and the United States: shift to models with color displays and growth in models with IP connection functions has been accompanied by a trend of increase in the share of models with polyphonic sound chips


(Million Units)
500
400
300
200
100
99
00
01
02
03
(Projected)
Source: Nikkei Market Access

Overview of the New MA-5 Sound Chip

- Maximum number of simultaneous notes:64

  FM system: 32 notes + Wave Table System : 32 notes

- Expanding versatility of voices enabling response to future diversification of contents

  (Example: humanoid voices capable of pronouncing simple words that meet the needs of game contents)

- Moves among existing customers to upgrade from the current MA-3 model (40-note polyphonic sound chip)

Metal Products Business

■ **Market Environment**

Stable demand over the medium-term for semiconductors and metal materials for electronics components

Moves toward materials that offer higher performance and higher quality as well as rising cost pressures from manufacturers of finished products

■ **Priority Policies**

Expanding market share of copper lead-frame materials and strengthening of processed product business

Smooth withdrawal from business in invar materials



(Billions of Yen)
Net Sales
Operating Income
Others
Invar
Lead Frames
16.4
0.5
FY2001
11.9
(2.0)
FY2002
14.5
(1.8)
FY2003
12.7
0.6
FY2004
(Projected)

Lifestyle-Related Business

■ **Market Environment**

Continued decline in number of new housing construction starts and expansion of housing renovation market

Companies increasingly seeking to survive by arranging operational and capital alliances

■ **Priority Policies**

Reducing the break-even point through manufacturing cost reductions

Realizing concrete benefits from business tie-up with Air Water Living Co., Ltd.

Creating a business model for profitably engaging in renovation-related operations



Housing Starts
Houses Owned and Houses for Installment Sale
1,213
563
1,173
496
1,146
481
(Thousand units)
46.9
8.3
17.3
21.3
0.9
45.7
6.4
17.5
21.8
1.0
46.0
5.1
18.2
22.7
0.5
47.5
5.0
18.6
23.9
0.8
(Billions of Yen)
Net Sales
Operating Income
Others
System Kitchens
Bathrooms
FY2001
FY2002
FY2003
FY2004
(Projected)

* Source: Statistics of Housing Starts by Ministry of Land, Infrastructure and Transport

Recreation Business

- **Market Environment**

    Continued slack conditions in the domestic economy and lifestyle changes in Japan

- **Priority Policies**

    Reducing the breakeven point by boosting operating efficiency and otherwise reducing costs

    Securing at least two million visitors annually

    Regular periodic monitoring of the profitability of individual facilities



No. of Visitors
(Millions)
1.86
2.00
1.96
2.06
(Billions of Yen)
Net Sales
Operating Income
21.8
21.6
20.9
21.5
(1.3)
(1.7)
(1.1)
(0.5)
FY2001
FY2002
FY2003
FY2004
(Projected)

Others

■ Market Environment

Intensifying competition amid continued slack conditions in the domestic economy

Pressure from finished product manufacturers for additional reductions in component prices

■ Priority Policies

Improving the profitability of business in magnesium components for mobile phones

Implementing manufacturing reforms for automobile interior components and fittings that enable cost reductions and the expansion of business with new customers

Establishing a new business model for the golf business


(Billions of Yen)
Net Sales
Operating Income
Other Businesses by Yamaha Fine Technologies Co., Ltd.
Golf Club
Automobile Interior Components
22.1
8.7
2.0
11.4
0.5
FY2001
18.4
6.5
1.5
10.4
(0.3)
FY2002
20.9
9.5
2.4
9.0
0.4
FY2003
24.5
12.9
2.3
9.3
0.3
FY2004 (Projected)

Additional Materials

Domestic Musical Instrument Market

<By Category,excluding PA>


Wholesale Price Basis
(Billions of Yen)
160.1
155.4
(97%)
144.0
(93%)
130.9
(91%)
119.5
(91%)
111.5
(93%)
Wind Instruments
Strings and Percussion
Synthesizers, etc.
Portable Keyboards
Digital Pianos
Electric Organs
Pianos
97
98
99
00
01
02

Source: Statistics of miscellaneous goods by Ministry of Economy, Trade and Industry (Calendar Year)

*** Figures in parentheses total as a percentage of the previous period s results.**

Trends in Sales of YAMAHA Musical Instruments

<Non-Consolidated Net Sales>



Wholesale Price Basis
(Billions of Yen)
82.2
75.8
(92%)
69.8
(92%)
64.9
(93%)
63.2
(97%)
60.4
(96%)
24.2
36.4
21.6
21.4
32.1
22.3
19.2
28.9
21.7
20.2
24.5
20.2
20.3
22.9
20.0
19.0
21.8
19.6
Other Musical Instruments
Digital Musical Instruments
Pianos
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004 (Projected)

* Figures in parentheses total as a percentage of the previous period s results.

Musical Instrument Market in the U.S.

<Musical Instruments and Professional Audio Products>



Retail Price Basis
(US$ Billions)
5.68
6.15
(108%)
6.42
(104%)
6.80
(106%)
7.15
(105%)
6.88
(96%)
6.97
(101%)
1996
1997
1998
1999
2000
2001
2002

* Figures in parentheses total as a percentage of the previous period s results.

Source: International Music Products Association (Music USA 2003)

Trends in Demand for Pianos in the U.S.

<By Category>



Retail Price Basis
(US$ Millions)
629
714
(114%)
799
(112%)
798
(100%)
834
(105%)
685
(82%)
693
(101%)
Player Pianos
Upright Pianos
Grand Pianos
1996
1997
1998
1999
2000
2001
2002

* Figures in parentheses total as a percentage of the previous period s results.

Source: International Music Products Association (Music USA 2003)

Quarterly Trends in the U.S. Musical Instrument Market



◆Overall Musical Instrument Market
2001
2002
(102%)
(101%)
(100%)
(103%)
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
◆Pianos Only
(105%)
(97%)
(98%)
(103%)
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter

* Figures in parentheses total as a percentage of the previous period s results.

Sales of YAMAHA Musical Instruments

<U.S.A.>



Wholesale Price Basis
(US$ Millions)
421
464
(110%)
530
(114%)
520
(98%)
470
(90%)
501
(107%)
524
(105%)
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
(Projected)

* Figures in parentheses total as a percentage of the previous period s results.

Sales of YAMAHA Musical Instruments

<Germany>



Wholesale Price Basis
(DM Millions)
313
337
(108%)
361
(107%)
371
(103%)
364
(98%)
376
(103%)
387
(103%)
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
(Projected)

* Figures in parentheses total as a percentage of the previous period s results.

Sales of YAMAHA Musical Instruments

<U.K.>



Wholesale Price Basis
(£ Millions)
52
56
(108%)
56
(100%)
57
(102%)
60
(105%)
63
(105%)
66
(105%)
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
(Projected)

* Figures in parentheses total as a percentage of the previous period s results.

Sales of YAMAHA Musical Instruments

<France>



Wholesale Price Basis
(Fr Millions)
336
348
(104%)
370
(106%)
378
(102%)
400
(106%)
414
(104%)
428
(103%)
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
(Projected)

* Figures in parentheses total as a percentage of the previous period s results.

Sales of Musical Instruments and Economic Growth Rates in Major Asian Markets



Economic Growth Rates
3.9%
4.5%
3.2%
3.8%
3.0%
7.4%
6.0%
Singapore
Malaysia
Indonesia
Thailand
Taiwan
China
Korea
Sales (Change from the previous year)
1%
27%
30%
7%
(18%)
14%
Note: Yamaha Music Korea Ltd. began operating in January 2002

Scale of Global Market for Home Theater Products

(Home theater systems + amplifiers/receivers)



(Million Units)
■Home theater systems + amplifiers/receivers
7.34
7.82
9.71
12.0
00
01
02
03
(Projected)
Other
Japan
Europe
North America
■Amplifiers/receivers only
3.75
3.43
3.51
3.40
00
01
02
03
(Projected)

Domestic AV Amplifier Market Share

(Share of Total Sales Volume)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
7.3%
13.0%
10.1%
22.3%
43.7%
11.5%
10.9%
21.1%
17.4%
36.7%
21.3%
16.1%
20.2%
8.9%
31.0%
24.1%
15.5%
18.6%
3.9%
33.0%
'99
'00
'01
'02
Other
Denon
Pioneer
Onkyo
Sony
YAMAHA

Shares of Japanese Market for Home Theater Systems


(Share of Total Sales Volume)
100%
80%
60%
40%
20%
0%
14%
22%
7%
43%
14%
20%
8%
15%
14%
32%
11%
22%
10%
13%
10%
33%
12%
'01
'02
'03
(January through April, 2003)
Other
Denon
Pioneer
Onkyo
Sony
YAMAHA

AV Receiver Market Scale in the U.S.

<Trends in the Volume of Shipments in Year to Date>



(Thousand Units)
4,551
Stand-alone + HTiB
2,640
2,793
Stand-alone
1,654
1,758
986
HTiB
'98/1
5
9
'99/1
5
9
'00/1
5
9
'01/1
5
9
'02/1
5
9
'03/1

Source: Consumer Electronics Association

*The graph represents the total number of shipments for the 12-month periods ended in the months indicated.

AV Receiver Market Share in the U.S.

<Total for Year to Date>

(Share of Total Sales Volume)


23.2%
19.1%
14.5%
Dec.95
May.97
Apr.98
Dec.98
Aug.99
Apr.00
Dec.00
Aug.01
Apr.02
Dec.02
YAMAHA
SONY
DENON
PIONEER
ONKYO
TECHNICS

AV Receiver Market Share in Germany

<Total for Year to Date>



(Share of Total Sales Volume)
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
'97F/M
J/J
O/N
'98F/M
J/J
O/N
'99F/M
J/J
O/N
'00F/M
J/J
O/N
'01/F/M
J/J
O/N
'02/F/M
J/J
O/N
18.7%
16.9%
SONY
YAMAHA
TECHNICS
KENWOOD
ONKYO
PIONEER
DENON

Net Sales by Region



(Billions of Yen)
504.4
47.5
73.4
93.5
290.0
Other Regions
Europe
North America
Japan
524.7
(+4.0%)
45.7
(-3.8)
77.2
(+5.2)
89.7
(-4.1)
312.1
(+7.6)
547.0
(+4.3%)
54.4
(+19.0)
86.1
(+11.5)
94.9
(+5.8)
311.6
(-0.2)
02/3
03/3
04/3
(Projected)

* Figures in parentheses represent changes from the previous period.

Operating Income by Region

(Billions of Yen)

	FY2002	FY2003	Increase/ (Decrease)	FY2004 (Projected)	Increase/ (Decrease)
Japan	3.2	23.4	20.2	19.3	(4.1)
North America	3.4	3.3	(0.1)	5.2	1.9
Europe	0.6	2.4	1.8	3.6	1.2
Other Regions	3.7	3.4	(0.3)	3.9	0.5
Elimination	0.1	(0.5)	(0.6)		0.5
TOTAL	11.0	32.0	21.0	32.0	0.0

Non-Operating Income/Expenses

(Billions of Yen)

	FY2002	FY2003	FY2004 (Projected)
Equity in Earnings of Unconsolidated Subsidiaries and Affiliates	3.0	7.6	9.0
Financial Gains/Losses	(2.2)	(1.4)	(1.5)
Other Non-Operating Income/Expenses	(4.2)	(4.4)	(4.5)
TOTAL	(3.4)	1.8	3.0

Extraordinary Gain/Losses

(Billions of Yen)

	FY2002	FY2003	FY2004 (Projected)
Gain/Loss on Sale of Fixed Assets	(1.7)	(1.0)	(0.2)
Gain/Loss of Investment Securities	(11.2)	(8.2)	—
Structuring Reform Expenses		(2.3)	—
Others	(0.6)	0.3	(0.3)
Total	(13.5)	(11.2)	(0.5)

Capital Investments/ Depreciation and Amortization


(Billions of Yen)
Capital Investments
Depreciation and Amortization
14.8
17.3
16.6
18.7
16.9
17.6
24.0
19.5
FY2001
FY2002
FY2003
FY2004
(Projected)

R&D Expenses



(Billions of Yen)
21.2
22.5
22.4
22.5
5.0
5.9
5.4
5.8
5.0
5.1
5.2
5.1
11.2
11.5
11.8
11.6
Electronic Equipment, etc.
AV/IT
Musical Instruments
01/3
02/3
03/3
04/3 (Projected)

Number of Employees

Number of Employees at Fiscal Year-End

(Figures in parentheses represent employees of newly consolidated companies)


23,020
23,563
(153)
24,389
(645)
Overseas
Japan
11,174
11,846
11,676
11,887
12,370
12,019
02/3
03/3
04/3(projected)

Number of Employees Expected to Retire at Mandatory Retirement Age

(Yamaha Corp. only)


166
176
175
225
250
361
02/3
03/3
04/3
05/3
06/3
07/3

Balance Sheets

(Billions of Yen)

	As of March 31, 2002	As of Sept. 30, 2002	As of March 31, 2003	As of March 31, 2004 (Projected)
Cash and Bank Deposits	41.1	40.3	44.5	40.8
Accounts and Notes Receivable	71.8	81.4	79.1	75.0
Inventories	84.3	90.7	80.1	73.1
Other Current Assets	13.9	15.3	17.4	17.7
Fixed Assets	298.6	296.1	291.6	304.8
Total Assets	509.7	523.8	512.7	511.4
Accounts and Notes Payable	36.9	42.5	39.5	40.0
Short and Long Term Loans	71.8	85.5	90.4	75.9
Convertible Bonds	24.3	24.3	0	0
Other Liabilities	174.7	165.5	168.3	154.1
Total Liabilities	202.0	206.0	214.5	241.4
Total Liabilities and Shareholders Equity	509.7	523.8	512.7	511.4

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.



YAMAHA

CREATING "KANDO" TOGETHER